  EXHIBIT 99.1

VOX ROYALTY CORP.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2024

March 21, 2025

1499 West 120th Ave, Suite 110

Westminster, CO 80234

USA

www.voxroyalty.com

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INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Information

This Annual Information Form (“AIF”) contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or Vox Royalty Corp.’s (“Vox” or the “Company”) future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this AIF contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: fluctuations in the prices of the commodities that drive royalties held by the Company; fluctuations in the value of the United States dollar relative to other currencies; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which the Company holds a royalty are located or through which they are held; geopolitical events and other uncertainties, such as the conflict between Russia and Ukraine and the conflict in the middle east; risks related to the operators of the properties in which the Company holds a royalty; the unfavorable outcome of litigation relating to any of the properties in which the Company holds a royalty; business opportunities that become available to, or are pursued by the Company; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which the Company holds a royalty; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds a royalty; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which the Company holds a royalty; risks and hazards associated with the business of exploring, development and mining on any of the properties in which the Company holds a royalty, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, and the integration of acquired assets.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things: the ongoing operation of the properties in which the Company holds a royalty by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which the Company holds a royalty; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct, and since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

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The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors contained in this AIF, including but not limited to, the factors referred to under the heading “Risk Factors”. Such risks include, but are not limited to the following: risks relating to the dependence of the Company on third-party operators; the global financial conditions, including tariffs and international trade disputes impacting the markets connected to the business of the Company; the failure of counterparties to royalty agreements to comply with the terms of such agreements; risks relating to the lack of access to data on the operations underlying the Company’s royalties; political, economic and other risks; fluctuations in foreign currency; operating risks caused by social unrest or the political environment; risks related to government regulation, laws, sanctions and measures; fluctuations in commodity prices; the extent of analytical coverage available to investors concerning the business of the Company; changes in trading volume and general market interest in the Company’s securities; risks related to new diseases and epidemics; risks relating to widespread epidemics or a pandemic outbreak; the inability of the Company to select appropriate acquisition targets or negotiate acceptable arrangements including arrangements to finance acquisition targets; credit, liquidity and interest rate risks; potential inaccuracy in the mineral reserves and mineral resource estimates; high operating costs at the operator level impacting the quantum of the net profit royalties; operators’ compliance with laws, including anti-bribery and corruption laws; rights of third parties; global financial conditions; liquidity concerns and future financing requirements; risks related to unknown liabilities in connection with acquisitions; competition in acquisitions; key employee attraction and retention; risks relating to conflicts of interest; risks relating to potential litigation; risks relating to adverse developments at any of the properties in which Vox holds a royalty; risks relating to the dependence of the Company on outside parties and key management personnel; risks associated with dilution; and the volatility of the stock market and in commodity prices. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this AIF is expressly qualified by these cautionary statements. All forward-looking information in this AIF speaks as of the date of this AIF. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent annual information form and most recent management’s discussion and analysis for our most recently completed financial year and interim financial period, which are available on SEDAR+ at www.sedarplus.ca or the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov.

Technical and Third-Party Information

The historical mineral reserves estimates disclosed under the heading “Material Royalty – Wonmunna Iron Ore Project” and the majority of the historical and current mineral reserves estimates under the heading “Resource and Reserve Information for Other Producing Assets of the Company” have been made according to JORC (2012) guidelines and not to the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definition standards. Readers are cautioned that a qualified person has not done sufficient work to validate the JORC (2012) estimates, and the authors are not treating the estimates as current mineral reserves as defined by the Canadian Institute of Mining, Metallurgy and Petroleum — Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014 (the “CIM Standards”) and therefore such estimates should not be relied on.

Except where otherwise stated, the disclosure in this AIF relating to properties and operations in which Vox holds royalties, including the disclosure in this AIF under the heading “Material Royalty – Wonmunna Iron Ore Project“ is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Vox. Specifically, as a royalty holder, Vox has limited, if any, access to properties on which it holds royalties in its asset portfolio. The Company may from time to time receive operating information from the owners and operators of the mining properties, which it is not permitted to disclose to the public. Vox is dependent on, (i) the operators of the mining properties and their qualified persons to provide information to Vox, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Company holds royalties, and generally has limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some reported public information in respect of a mining property may relate to a larger property area than the area covered by Vox’s royalty. Vox’s royalties may cover less than 100% of a specific mining property and may only apply to a portion of the publicly reported mineral reserves, mineral resources and or production from a mining property.

As of the date of this AIF, the Company considers its royalty interest in the Wonmunna Iron Ore Mine to be its only material mineral property for the purposes of National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). Information included in this AIF with respect to the Wonmunna mine has been prepared in accordance with the exemption set forth in section 9.2 of NI 43-101.

Unless otherwise noted, the disclosure contained in this AIF of a scientific or technical nature for the Wonmunna mine is based on the technical report entitled “Amended and Restated NI 43-101 Technical Report, Wonmunna Iron Ore Mine, Western Australia, Australia” dated January 20, 2023, with an effective date of August 10, 2022.

Timothy Strong, BSc (Hons) MBA ACSM MIMMM QMR R.Sci, Principal Geologist of Kangari Consulting LLC and a “Qualified Person” under NI 43-101 has reviewed and approved the written scientific and technical disclosure contained in this AIF.

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Cautionary Note Regarding Mineral Reserve and Resource Estimates

This AIF has been prepared in accordance with the requirements of Canadian securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral resource and reserve estimates included in this AIF have been prepared by the owners or operators of the relevant properties (as and to the extent indicated by them) in accordance with NI 43-101 and the CIM Classification System. NI 43-101 establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In addition to NI 43-101, a number of resource and reserve estimates have been prepared in accordance with the JORC Code (as such term is defined in NI 43-101), which differ from the requirements of NI 43-101 and United States securities laws.

Canadian standards, including NI 43-101, may differ from the requirements of the SEC under subpart 1300 of Regulation S-K (“S-K 1300”), and reserve and resource information contained herein may not be comparable to similar information disclosed by United States companies.

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the standards of the CIM. Pursuant to S-K 1300, the SEC now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources.”

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the U.S. Securities Act. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies.

 As a result of the adoption of the SEC Modernization Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. There is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

Accordingly, information contained in this AIF and the portions of documents incorporated by reference herein containing descriptions of the Company’s interests in mineral deposits held by third-party mine operators may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Currency Presentation and Exchange Rate Information

This AIF contains references to United States dollars, referred to herein as “$”, Canadian dollars, referred to herein as “C$”, and Australian dollars, referred to herein as “A$”.

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The following table sets out the high and low rates of exchange for: (i) one United States dollar, and (ii) one Australian dollar, each expressed in Canadian dollars, in effect at the end of each of the following periods, the average rate of exchange for those periods, and the rate of exchange in effect at the end of each of those periods, each based on the rate published by the Bank of Canada:

	United States Dollar Year Ended December 31,			Australian Dollar Year Ended December 31,
	2024	2023	2022	2024	2023	2022
Closing	1.4389	1.3226	1.3544	0.8915	0.9001	0.9196
Average	1.3698	1.3497	1.3011	0.9035	0.8968	0.9035
High	1.4416	1.3875	1.3856	0.9333	0.9490	0.9474
Low	1.3316	1.3128	1.2451	0.8738	0.8602	0.8633

CORPORATE STRUCTURE

The Company was incorporated on February 20, 2018 by Certificate of Incorporation issued pursuant to the provisions of the Business Corporations Act (Ontario) under the name “AIM3 Ventures Inc.” On May 13, 2020, the articles of AIM3 Ventures Inc. were amended to consolidate its shares on the basis of 13.3125 pre-consolidation shares for every one post-consolidation share. The name of the Company was also changed from “AIM3 Ventures Inc.” to “Vox Royalty Corp.” Vox became a public company with its common shares (“Common Shares”) listed on the TSX Venture Exchange (“TSXV”) on May 25, 2020. The Common Shares graduated to and became listed on the Toronto Stock Exchange (“TSX”) effective May 29, 2023.

Effective as of the opening on May 25, 2020, the Common Shares commenced trading on the TSXV under the new ticker symbol “VOX”. Effective as of the opening on October 10, 2022, the Common Shares also commenced trading on The Nasdaq Stock Market LLC (“Nasdaq”) under the ticker symbol “VOXR”. Effective as of the opening on May 29, 2023, the Common Shares commenced trading on the TSX under the ticker symbol “VOXR” and were de-listed from the TSXV.

The Company’s head office is located at 1499 West 120th Ave, Suite 110, Westminster, CO, 80234, USA. The Company’s registered office is located at 100 King Street West, Suite 5700, Toronto, ON M5X 1C7, Canada. The business of the Company is principally administered outside of the United States.

The corporate chart below sets forth the Company’s subsidiaries, together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, by the Company.

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GENERAL DEVELOPMENT OF THE BUSINESS

Recent Developments

2024 Developments

On December 20, 2024, the maturity date of the Credit Facility (defined below) was extended from December 31, 2025 to December 31, 2026, with the option of future extensions by mutual agreement.

On December 4, 2024, the Company announced the receipt of first royalty revenue from each of the Castle Hill and Bulong gold royalties located in Western Australia.

On November 18, 2024, the Company granted 22,356 restricted share units (“RSUs”) to Shannon McCrae, as incentive compensation for her pro-rata 2024 calendar year contributions to the Company’s Board of Directors. The RSUs vest 1/3 on each of December 31, 2024, June 30, 2025 and December 31, 2025. Each RSU entitles the holder to receive one Common Share of the Company. The Company has reserved up to 22,356 Common Shares for issuance on the exercise of the RSUs.

On November 6, 2024, the Company announced that its Board of Directors declared a quarterly dividend of $0.012 per Common Share, which was paid on January 14, 2025, to shareholders of record as of the close of business on December 31, 2024.

On August 7, 2024, the Company announced that its Board of Directors declared a quarterly dividend of $0.012 per Common Share, which was paid on October 11, 2024, to shareholders of record as of the close of business on September 27, 2024.

On July 31, 2024, the Company announced that Black Cat Syndicate Ltd. (“Black Cat”) commenced ore mining a the Myhree gold deposit, which is covered by the uncapped Bulong 1% net smelter return (“NSR”) royalty that Vox acquired in 2020.

On July 2, 2024, the Company announced that (i) Catalyst Metals Ltd. (“Catalyst Metals”) commenced dewatering activities at the Plutonic East underground gold mine, ahead of anticipated first production in Q1 2025, and (ii) Mineral Resources Limited (“MRL”) made the decision to ramp down and temporarily cease operations at their Yilgarn Hub (which includes Koolyanobbing) by the end of 2024, following the conclusion of a comprehensive evaluation of its operations, citing significant capital expenditure requirements and long lead times to develop new resources. MRL will continue to consider options for the assets, and indicated that exploration drilling will continue into 2025.

On May 30, 2024, Shannon McCrae joined the Company’s Board of Directors, as an independent director.

On May 14, 2024, the Company announced that it completed the acquisition of an advanced portfolio of four Australian royalties at various stages of development including: construction, development and exploration and the rights to one-production-linked milestone payment (the “Castle Hill Royalty Portfolio”) for cash consideration of A$4.7 million. The royalties included in the Castle Hill Royalty Portfolio are: (i) an A$40/oz royalty over gold extracted and recovered from the Castle Hill gold project in Western Australia (payable up to 75,000oz), along with a production-linked milestone payment of A$2 million that is payable after the recovery of 140,000oz of gold from the Castle Gold royalty tenure; (ii) a 2% royalty over realized production from the Kunanalling gold project in Western Australia, which is payable when more than 75,000oz of gold have been recovered form the Castle Hill royalty tenure; (iii) a 1.5% NSR royalty from the Halls Creek copper project and the Mount Angelo North deposit in Western Australia; and (iv) a 2% NSR royalty over the Broken Hill East copper project in New South Wales.

On May 8, 2024, the Company announced that its Board of Directors declared a quarterly dividend of $0.012 per Common Share, which was paid on July 12, 2024, to shareholders of record as of the close of business on June 28, 2024.

On May 6, 2024, the Company announced a significant exploration and development update for the Red Hill gold project in Western Australia. Red Hill’s operator, Northern Star Resources Ltd (“Northern Star”), announced a 58% mineral resource increase in total ounces to an Inferred mineral resource1 of 1.9 Moz Au (49.9Mt @ 1.2g/t Au), which represents an overall increase in both tonnage and average grade over the March 2023 estimate of 1.2 Moz Au (32.4Mt @ 1.1g/t Au). A maiden reserve of 0.6 Moz Au (15.9Mt @ 1.1g/t Au) was also declared.

1 The JORC-2012 Red Hill mineral resource was referenced as a combined Indicated & Inferred classification by Northern Star, but no split between Indicated and Inferred was shared or able to be estimated by Vox management. As such, the entire mineral resource has been labelled Inferred in this AIF and should be considered as such by readers. Additional details are presented within Northern Star’s Annual Mineral Resources And Ore Reserves Statement dated May 2, 2024: https://www.nsrltd.com/media/zz5icrau/resources-reserves-and-exploration-update.pdf.

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On April 18, 2024, the Company granted 3,884 RSUs to an employee of Vox. The RSUs vest 1/4 on each of June 30, 2024, December 31, 2024, June 30, 2025 and December 31, 2025. Each RSU entitles the holder to receive one Common Share of the Company. The Company has reserved up to 3,884 Common Shares for issuance on the exercise of the RSUs.

On March 25, 2024, 6,407,883 warrants expired, unexercised. As at December 31, 2024 and as of the date of this AIF, there are no warrants outstanding.

On March 18, 2024, the Company adopted a dividend reinvestment plan (the “DRIP”) and approved a share repurchase program of up to $1.5 million of Common Shares (the “SRP”). The DRIP provides eligible shareholders of the Company with the opportunity to have all, or a portion of any cash dividends declared on common shares by the Company automatically reinvested into additional common shares, without paying brokerage commissions. Based on the current terms of the DRIP, the common shares will be issued under the DRIP at a 5% discount to the Average Market Price (as defined in the DRIP). The SRP is structured to comply with Rule 10b-18 under the Exchange Act. The SRP will be administered through an independent broker. Repurchases under the SRP will be made at times and in amounts as the Company deems appropriate and may be made through open market transactions at prevailing market prices, privately negotiated transactions or by other means in accordance with securities laws in the United States. The actual timing, number and value of repurchases under the SRP will be determined by management in its discretion and will depend on a number of factors, including market conditions, stock price and other factors. The SRP may be suspended or discontinued at any time. Open market repurchases will only be made outside of Canada through the facilities of the Nasdaq or any alternative open market in the United States, as applicable. The Company did not repurchase any Common Shares under the SRP between its adoption date and termination date on March 18, 2025.

On March 7, 2024, the Company announced that its Board of Directors declared an increased quarterly dividend of $0.012 per Common Share, which was paid on April 12, 2024, to shareholders of record as of the close of business on March 29, 2024.

On January 19, 2024, the Company granted an aggregate of 964,564 RSUs to directors, officers and employees of Vox. The RSUs vest ¼ on each of June 30, 2024, December 31, 2024, June 30, 2025, and December 31, 2025. Each RSU entitles the holder to receive one Common Share of the Company. The Company has reserved up to 964,564 Common Shares for issuance on the exercise of the RSUs.

On January 16, 2024, the Company announced that it entered into a definitive credit agreement with the Bank of Montreal providing for a $15 million secured revolving credit facility (the “Credit Facility”). The Credit Facility includes an accordion feature which provides for an additional $10 million of availability subject to certain conditions. The Company has not drawn on the Credit Facility as of the date hereof.

2023 Developments

On December 22, 2023, Vox completed the acquisition of a 0.5% NSR royalty on the Hawkins gold exploration project in Canada. Pursuant to the terms of the royalty sale and purchase agreement (“RSPA”), Vox paid the royalty seller C$100,000 in cash on closing.

On November 24, 2023, after collecting cumulative royalty payments in excess of A$750,000 from the Janet Ivy mine, the Company delivered a milestone payment of A$3 million (satisfied by the issuance of 948,448 Common Shares) to Horizon Minerals Limited (“Horizon”), the prior owner of the Janet Ivy royalty, pursuant to the terms of the RSPA with Horizon.

On November 8, 2023, the Company announced that its Board of Directors declared a quarterly dividend of $0.011 per Common Share, which was paid on January 12, 2024, to shareholders of record as of the close of business on December 29, 2023.

On October 25, 2023, the Company entered into an Intellectual Property Licensing Agreement with a private investment group, in respect of certain coal royalties in Vox’s proprietary global royalty database.

On October 18, 2023, the Company completed the acquisition of a pre-production gold royalty over a portion of the Plutonic gold mine complex in Western Australia. Pursuant to the terms of the RSPA, Vox paid the royalty seller A$1.25 million in cash on closing.

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On October 2, 2023, the Company granted 24,582 RSUs to an employee of Vox in connection with the commencement of employment. The RSUs fully vested on October 2, 2024. Each RSU entitles the holder to receive one Common Share of the Company. The Company has reserved up to 24,582 Common Shares for issuance on the exercise of the RSUs.

On September 12, 2023, the Company completed the strategic acquisition of a portfolio of nine advanced development and exploration-stage royalties in Australia, heavily weighted to gold and copper. Pursuant to the terms of the RSPA, Vox paid the royalty seller: (i) A$6.75 million in cash on closing; and ( ii) Vox agreed to provide ongoing royalty-related services to the royalty seller from Vox’s proprietary database of royalties.

On August 10, 2023, the Company announced that its Board of Directors declared a quarterly dividend of $0.011 per Common Share, which was paid on October 13, 2023, to shareholders of record as of the close of business on September 29, 2023.

On July 11, 2023, the Company announced that, in connection with the 2023 Offering (defined below), the 2023 Underwriters (defined below) exercised their over-allotment option in full to purchase an additional 453,750 Common Shares at a public offering price of $2.40 per share for additional gross proceeds to the Company of approximately $1.09 million, prior to deducting underwriting commissions and Offering expenses payable by the Company. After giving effect to the full exercise of the over-allotment option, the total number of Common Shares sold by the Company in the 2023 Offering was 3,478,750 Common Shares for aggregate gross proceeds to the Company of approximately $8.35 million, prior to deducting the underwriting commissions and Offering expenses payable by the Company.

On June 16, 2023, the Company announced that it closed its previously announced primary underwritten public offering (the “2023 Offering”) through a syndicate of underwriters co-led by Maxim Group LLC and BMO Capital Markets, who served as joint book-running managers for the 2023 Offering (collectively, the “2023 Underwriters”). The Company issued 3,025,000 of its Common Shares at a public offering price of $2.40 per share, before deducting underwriting commissions, for total gross proceeds to the Company of approximately $7.26 million, prior to deducting underwriting commissions and offering expenses payable by the Company.

On June 5, 2023, the Company granted an aggregate of 725,157 RSUs to directors, officers and employees of Vox. Of the aggregate amount of RSUs granted, (i) 709,168 RSUs vest ¼ on each of June 30, 2023, December 31, 2023, June 30, 2024, and December 31, 2024, and (ii) 15,989 RSUs vest ¼ on each of June 30, 2023, September 30, 2023, December 31, 2023 and March 31, 2024. Each RSU entitles the holder to receive one Common Share of the Company. The Company has reserved up to 725,157 Common Shares for issuance on the exercise of the RSUs.

On May 29, 2022, the Common Shares commenced trading on the TSX under the ticker symbol “VOXR”. Concurrent with the commencement of trading on TSX, the Common Shares ceased being quoted on the TSXV market.

On May 25, 2023, the Company announced that it received approval to graduate from the TSXV to the TSX and its intention to change its ticker to “VOXR” to coincide with the graduation to the TSX.

On May 10, 2023, the Company announced that its Board of Directors declared a quarterly dividend of $0.011 per Common Share, which was paid on July 14, 2023, to shareholders of record as of the close of business on June 30, 2023.

On April 18, 2023, the Company announced the appointment of Donovan Pollitt to its Board of Directors. Mr. Pollitt is a mining industry consultant with over 20 years of extensive technical and operations experience. He is currently the President of Pollitt Mining, a consultancy to mining companies, private equity and institutional investors. Previously, Mr. Pollitt was President and Chief Executive Officer at Wesdome Gold Mines Ltd. See “Directors and Officers”. The Company also released an inaugural letter to investors on this date.

On March 14, 2023, the Company announced that its Board of Directors declared an increased quarterly dividend of $0.011 per Common Share, which was paid on April 14, 2023, to shareholders of record as of the close of business on March 31, 2023.

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2022 Developments

On November 22, 2022, the Company announced that it had executed a binding RSPA dated November 21, 2022 with Gloucester Coal Ltd (“Gloucester”) and acquired Gloucester’s Cardinia development-stage gold royalty in Western Australia for A$450,000. The Cardinia royalty is a 1% gross value of sales royalty above 10,000oz cumulative gold production (~9,100oz remaining hurdle) and covers the majority of the Lewis gold deposit. The Company also announced that it completed the acquisition of First Quantum Minerals Ltd.’s (“FQM”) Canadian royalty portfolio, previously announced on November 10, 2022, which closed on November 21, 2022.

On November 15, 2022, the Company announced that its Board of Directors declared a quarterly dividend of $0.01 per Common Share, which was paid on January 13, 2023, to shareholders of record as of the close of business on December 30, 2022.

On November 15, 2022, the Company also announced that its normal course issuer bid (“NCIB”) was being renewed after the previous NCIB expired on November 18, 2022. The previous NCIB provided Vox with the option to purchase up to 1,968,056 Common Shares as appropriate opportunities arise from time to time. Under the terms of the renewed NCIB, the Company may repurchase for cancellation up to 2,229,697 Common Shares, being 5% of the total number of 44,593,950 Common Shares outstanding as at November 7, 2022. The purchases are to be made at market prices through the facilities of the TSXV or other recognized Canadian marketplaces, or through the facilities of Nasdaq, during the period November 21, 2022 to November 20, 2023. Under the previous NCIB, the Company purchased 215,400 Common Shares pursuant to its NCIB at a weighted average price of C$3.07 per Common Share through the facilities of the TSXV and other recognized Canadian marketplaces.

On November 10, 2022, the Company announced that it had executed a binding RSPA dated November 9, 2022 with FQM, to acquire FQM’s rights to a portfolio of up to four Canadian royalties, for total consideration of up to C$650,000. The upfront consideration to acquire the Estrades (a 2% NSR royalty on a portion of the Estrades Project) and Opawica (a 0.49% NSR royalty) royalties was C$525,000 of Common Shares, being 164,319 Common Shares at an issue price of C$3.195 per Common Share. Additional closings and cash payments of C$100,000 (Winston Lake, a 2% NSR royalty, 1% buyback for C$3 million) and C$25,000 (Norbec & Millenbach, a 2% NSR royalty) will be due and payable by the Company following the exercise of third-party option agreements and the assignment of each royalty to the Company. As of the date of this AIF, the additional closings and cash payments have not occurred.

On October 10, 2022, the Common Shares commenced trading on Nasdaq under the ticker symbol “VOXR”. Concurrent with the commencement of trading on Nasdaq, the Common Shares ceased being quoted on the OTCQX market.

 On September 20, 2022, the Company announced that its Board of Directors approved an inaugural quarterly dividend of $0.01 per Common Share, to be paid in the fourth quarter of 2022. The dividend was paid on November 4, 2022 to shareholders of record as of the close of business on October 21, 2022.

On June 9, 2022, the Company announced that it executed a binding RSPA dated June 7, 2022 to acquire Terrace Gold Pty Ltd.’s (“Terrace Gold”) rights and interests in an agreement with Lumina Copper S.A.C, pursuant to which Vox obtained the right to receive the El Molino 0.5% NSR royalty in Peru. The upfront consideration issued to Terrace Gold was 17,959 Common Shares of the Company. A further payment of $450,000 is payable in cash following the registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary conditions. As of the date of this AIF, the further payment has not occurred.

On June 3, 2022, the Company completed the acquisition of two royalties from an individual prospector residing in Canada, along with any personal rights held to a third potential royalty. The royalties include a 1.0% NSR royalty over part of the Goldlund Project in Ontario, an effective 0.60% NSR royalty over the Beschefer Project in Quebec, and any personal rights held to a 1.5% NSR royalty over the Gold River gold project in Ontario. The upfront consideration paid to the individual prospector was a cash payment of C$100,000. The Company subsequently issued 173,058 Common Shares in September 2022, a further 215,769 additional Common Shares in January 2023, and 175,660 additional Common Shares in December 2023, as final consideration for the royalties.

On May 26, 2022, the Company announced that it acquired a producing royalty from an arm’s length, private company for the following consideration: $4.75 million in cash, of which $700,000 was held back and becomes due and payable following the completion of certain conditions for a period up to December 31, 2024, issuance of 4.35 million Common Shares at an issue price of C$3.53 per Common Share, and 3.6 million Common Share purchase warrants with an exercise price of C$4.50 per Common Share and an expiry date of March 25, 2024. The royalty is a 1.25% - 1.50% sliding scale Gross Revenue Royalty (“GRR”) over the Wonmunna mine (“Wonmunna”), operated by MRL, with 1.25% GRR payable when benchmark 62% iron ore price is below A$100/tonne and 1.50% GRR payable when the iron ore price is above A$100/tonne, which covers the full extent of the Wonmunna mine.

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On April 27, 2022, the Company announced that it executed a binding RSPA dated January 17, 2022, with a private South African registered company (“SA Vendor”), pursuant to which Vox acquired two platinum group metals royalties for total consideration of up to C$10.4 million. The royalties include a 1.0% GRR over the Dwaalkop Project and a 0.704% GRR over the Messina Project, which collectively cover the majority of the Limpopo PGM Project (the “PGM Royalties”), operated by Sibanye Stillwater Ltd. The upfront consideration issued to the SA Vendor was 409,500 Common Shares. The Common Shares issued were issued at the trailing 5-day volume weighted average price prior to the date of the announcement, being C$3.663 per Common Share. Vox will be required to pay the SA Vendor up to an additional C$8.9 million in Common shares of Vox, cash, or a mixture of cash and Common Shares (at Vox’s sole election) on the occurrence of the following events: (i) C$1.5 million within 10 business days of cumulative royalty receipts from the PGM Royalties by Vox or an affiliate thereof exceeding C$500,000; (ii) C$400,000 within 10 business days of cumulative royalty receipts from the PGM Royalties by Vox or an affiliate thereof exceeding C$1 million; and (iii) C$7 million within 10 business days of cumulative royalty receipts from the PGM Royalties by Vox or an affiliate thereof exceeding C$50 million. As of the date of this AIF, the additional milestone payments have not occurred.

On March 10, 2022, the Company announced that it had granted an aggregate of 263,548 RSUs to directors, officers and employees of Vox. The RSUs vest ¼ on each of September 9, 2022, March 9, 2023, September 9, 2023, and March 9, 2024. Each RSU entitles the holder to receive one Common Share of the Company. The Company has reserved up to 263,548 Common Shares for issuance on the exercise of the RSUs. The Company also granted an aggregate of 804,158 stock options to officers and employees of Vox. The stock options have an exercise price of C$4.16 per Common Share, a five-year term from the date of grant and vest ¼ on each of September 9, 2022, March 9, 2023, September 9, 2023, and March 9, 2024. The Company has reserved up to 804,158 Common Shares for issuance on the exercise of the stock options.

On February 24, 2022, the Company released its inaugural Asset Handbook, a comprehensive guide enabling investors to better understand and evaluate the Company’s royalty portfolio of global assets.

DESCRIPTION OF THE BUSINESS

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties spanning six jurisdictions (Australia, Canada, United States, Brazil, Peru and South Africa). The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network that has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 30 separate transactions to acquire over 60 royalties.

Vox operates a unique business model within the royalty space which it believes offers it a competitive advantage. Of these advantages, some are inherent to the Company’s business model, such as the diverse approach to finding global royalties providing it with a broader pipeline of opportunities to act on. Other competitive advantages have been strategically built since the Company’s formation, including its 2020 acquisition of Mineral Royalties Partnership Ltd.’s proprietary royalty database of over 8,500 royalties globally (“MRO”). MRO is not commercially available to the Company’s competitors. MRO vertically integrates global mining royalties with mineral deposits and mining claims, which provides the Company with the first‑mover advantage to execute bilateral, non‑brokered royalty acquisition transactions, which make up the majority of the historical acquisitions of the Company, in addition to brokered royalty acquisition opportunities available to other mining royalty companies. The Company also has an experienced technical team that consists of mining engineers and geologists who can objectively review the quality of assets and all transaction opportunities, in light of the cyclical nature of mineral prices.

Vox’s business model is focused on managing and growing its portfolio of royalties. The Company’s long-term goal is to provide its shareholders with a model which provides: (i) exposure to precious and industrial metals price optionality, (ii) a discovery option over large areas of geologically prospective lands, (iii) limited exposure to many of the risks associated with operating mining companies, (iv) a business model that can generate cash through the entire commodity cycle, and (v) a diversified business in which a large number of assets can be managed with scalability. Vox has a long-term investment outlook and recognizes the cyclical nature of the industry.

The Company is focused on growing the size of its royalty asset portfolio through accretive acquisitions. As at the date hereof, approximately 85% of the Company’s royalty assets by royalty count are located in Australia, Canada and the United States. Specifically, the Company’s portfolio currently includes seven producing assets and twenty‑two development assets that are in the PEA/PFS/feasibility stage, or that have potential to be toll‑treated via a nearby mill or that may restart production operations after care and maintenance.

In the near and medium-term, the Company is prioritizing acquiring royalties on producing or near‑term producing assets (i.e. ranging from six months to three years from first production) to complement its existing portfolio of producing, development and exploration stage royalties. Historically, and subject to a number of commercial factors (including, but not limited to: royalty percentage and ore-body coverage; royalty payment terms and deductions; royalty buy-back rights; the commodity type, location and operator of a particular mining project; project information rights; and security or guarantees relating to the payment of royalties), producing and near-term producing royalty assets tend to transact at deal sizes larger than the Company’s average purchase price for its acquisitions to date. Therefore, while the Company continues to target accretive acquisition opportunities at all stages of project development, the Company’s average deal size is expected to increase over time as part of the Company’s broader growth plans.

Key growth assets for the Company for 2025 include, based primarily on public disclosure of third‑party operators: (i) the Binduli North gold heap leach project in Western Australia, which officially opened in Q3 2022 and continues to be optimised by Zijin Mining Group Co., Ltd and where Vox holds an A$0.50/t royalty over material from the Janet Ivy mining lease, (ii) the Bulong 1.0% NSR gold royalty in Western Australia, with operator Black Cat commencing production in Q3 2024 at the Myhree open pit, and (iii) the Castle Hill A$40/oz gold royalty in Western Australia, with operator Evolution Mining Limited commencing small-scale production in Q3 2024 at the Rayjax open pit prior to commencement of larger-scale mining at the Castle Hill open pit deposit in 2026. Over the coming 2 – 3 years, the Company expects growth to be fuelled by: (i) the Red Hill 4.0% gross revenue gold royalty in Western Australia, which continues to be actively drilled by Northern Star and which was classified as being at Feasibility stage and a potential ore source for the Fimiston plant, (ii) the Plutonic East sliding scale gold royalty in Western Australia, where operator Catalyst Metals has commenced dewatering and rehabilitation of the Plutonic East underground infrastructure, (iii) the Cardinia 1.0% gross revenue gold royalty (>10koz), which is expected to commence mining in Q4 2025 based on operator disclosure from Genesis Minerals Ltd, (iv) the Puzzle Group deposits which are a potential ore source for Genesis’ Leonora operations, (v) the Horseshoe Lights 3.0% NSR copper and gold royalty, where Horseshoe Metals Limited is exploring near-term cash flow opportunities to be unlocked from extensive gold and copper surface stockpiles, and (vi) the Sulphur Springs copper-zinc project which is being studied as both a feasibility-stage underground sulphide operation by Develop Global Limited and a scoping-stage oxide heap leach operation by Anax Metals Ltd.

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The following table summarizes each of Vox’s royalty assets as of the date of this AIF:

Overview of Royalty Portfolio

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Janet Ivy	A$0.50/t royalty	Gold	Australia	Producing	Zijin Mining Group Co., Ltd. (Norton Gold Fields Pty Ltd.)
Otto Bore	2.5% NSR (on cumulative 42,000 – 100,000 oz production)	Gold	Australia	Producing	Northern Star Resources Ltd.
Wonmunna	1.25% to 1.5% GRR (>A$100/t iron ore)	Iron ore	Australia	Producing	Mineral Resources Limited
Koolyanobbing (part of Deception & Altair pits)	2.0% FOB Revenue	Iron ore	Australia	Producing	Mineral Resources Limited
Brauna	0.5% GRR	Diamonds	Brazil	Producing	Lipari Mineração Ltda.
Bulong / Myhree	1.0% NSR	Gold	Australia	Producing	Black Cat Syndicate Limited
Castle Hill	A$40/oz up to 75koz, plus A$2M payment at 140koz	Gold	Australia	Producing	Evolution Mining Ltd.
Red Hill	4.0% GRR	Gold	Australia	Development	Northern Star Resources Ltd.
Higginsville (Dry Creek)	A$0.87/gram gold ore milled(1) (effective 0.85% NSR)	Gold	Australia	Development	Westgold Resources Ltd.
Mt Ida	1.5% NSR (>10Koz Au production)	Gold	Australia	Development	Aurenne Group Pty Ltd.
South Railroad	0.633% NSR + advance royalty payments	Gold	United States	Development	Orla Mining Ltd.
Bullabulling	A$10/oz gold royalty (>100Koz production)	Gold	Australia	Development	Zijin Mining Group Co., Ltd. (Norton Gold Fields Pty Ltd.)
Lynn Lake (MacLellan)(2)	2.0% GPR (post initial capital recovery)	Gold	Canada	Development	Alamos Gold Inc.
Horseshoe Lights	3.0% NSR	Gold, copper	Australia	Development	Horseshoe Metals Ltd.
Limpopo (Dwaalkop)	1.0% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Limpopo (Messina)	0.704% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Goldlund	1.0% NSR (>50m depth from shaft collar)	Gold	Canada	Development	NexGold (formerly Treasury Metals Inc.)
Plutonic East	Sliding scale tonnage royalty with grade escalator	Gold	Australia	Development	Catalyst Metals Ltd.

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Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Kunanalling	2% realised production post 75koz from Castle Hill	Gold	Australia	Development	Evolution Mining Ltd.
Cardinia (Lewis deposit)	1% GRR (>10koz)	Gold	Australia	Development	Genesis Minerals Ltd.
Kookynie (Melita)	A$1/t ore PR (>650Kt ore mined and treated)	Gold	Australia	Development	Genesis Minerals Ltd.
Bowdens	0.85% GRR	Silver-lead-zinc	Australia	Development	Silver Mines Limited
Pitombeiras	1.0% NSR	Vanadium, Titanium, Iron Ore	Brazil	Development	Jangada Mines plc
Uley	1.5% GRR	Graphite	Australia	Development	Quantum Graphite Limited
Sulphur Springs	A$2/t ore PR (A$3.7M royalty cap)	Copper, zinc, lead, silver	Australia	Development	Develop Global Limited
Kangaroo Caves	A$2/t ore PR (40% interest)	Copper, zinc, lead, silver	Australia	Development	Develop Global Limited
Kenbridge	1.0% NSR (buyback for C$1.5M)	Nickel, copper, cobalt	Canada	Development	Tartisan Resources
Abercromby Well	2.0% NSR x 10% interest (>910klb U3O8 cumulative production)	Uranium	Australia	Development	Toro Energy Limited
El Molino	0.5% NSR	Gold, silver, copper and molybdenum	Peru	Advanced Exploration	China Minmetals / Jiangxi Copper
British King	1.25% NSR	Gold	Australia	Advanced Exploration	Central Iron Ore Ltd
Brightstar Alpha	2.0% GRR	Gold	Australia	Advanced Exploration	Brightstar Resources Limited
Pedra Branca	1.0% NSR	Nickel, copper, cobalt, PGM’s, Chrome	Brazil	Advanced Exploration	ValOre Metals Corp.
Libby / Montanore	$0.20/ton	Silver, copper	United States	Advanced Exploration	Hecla Mining Company
Hawkins	0.5% NSR	Gold	Canada	Advanced Exploration	E2 Gold Inc.
Ashburton	1.75% GRR (>250Koz)	Gold	Australia	Advanced Exploration	Kalamazoo Resources Limited (subject to A$33M option to De Grey Mining Ltd, in turn subject to acquisition by Northern Star)
Millrose	1.0% GRR	Gold	Australia	Advanced Exploration	Northern Star Resources Ltd.
Kookynie (Wolski)	A$1/t ore PR (>650Kt ore mined and treated) and a A$1/t ore PR (with gold grade escalator(3))	Gold	Australia	Advanced Exploration	Zygmund Wolski (subject to potential acquisition by Asra Minerals Ltd)
Merlin	0.75% GRR (>250Koz)	Gold	Australia	Advanced Exploration	Black Cat Syndicate Limited
Electric Dingo	1.75% GRR (>250Koz)	Gold	Australia	Advanced Exploration	Black Cat Syndicate Limited
Halls Creek / Mt Angelo North	1.5% NSR	Copper, Zinc	Australia	Advanced Exploration	AuKing Mining (Operator), Cazaly Resources (JV Partner)
Broken Hill	2.0% NSR	Copper, Cobalt, Rare Earths	Australia	Advanced Exploration	New Frontier Minerals Ltd. (formerly, Castillo Copper Ltd)
Anthiby Well	0.25% GRR	Iron ore	Australia	Advanced Exploration	Hancock Prospecting
Lynn Lake (Nickel)	2.0% GPR (post initial capital recovery)	Nickel, copper, cobalt	Canada	Advanced Exploration	Corazon Mining Ltd.
Estrades	2.0% NSR	Gold, zinc	Canada	Advanced Exploration	Galway Metals Inc.

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Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Bulgera	1.0% NSR	Gold	Australia	Advanced Exploration	Norwest Minerals Limited
Beschefer	0.6% NSR (partial buyback)	Gold	Canada	Exploration	Abitibi Metals Corp.
Kelly Well	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Genesis Minerals Ltd.
New Bore	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Genesis Minerals Ltd.
Kookynie (Consolidated Gold)	A$1/t ore PR (with gold grade escalator(3))	Gold	Australia	Exploration	Arika Resources Limited & Genesis Minerals Ltd.
Green Dam	2.0% NSR	Gold	Australia	Exploration	St. Barbara Limited
Holleton	1.0% NSR	Gold	Australia	Exploration	Ramelius Resources Limited
Yamarna	A$7.50/oz discovery payment	Gold	Australia	Exploration	Gold Road Resources Ltd.
West Kundana	Sliding scale 1.5% to 2.5% NSR	Gold	Australia	Exploration	Evolution Mining Ltd
West Malartic (Chibex South)	0.66% NSR	Gold	Canada	Exploration	Agnico Eagle Mines Limited
Comet Gold	1.0% NSR	Gold	Australia	Exploration	Accelerate Resources Ltd.
Mount Monger	1.0% NSR	Gold	Australia	Exploration	MTM Critical Metals Ltd.
Forest Reefs	1.5% NSR	Gold and copper	Australia	Exploration	Newmont Corporation
Barabolar Surrounds	1.0% GRR	Silver-lead-zinc	Australia	Exploration	Silver Mines Limited
Volga	2.0% GRR	Copper	Australia	Exploration	Novel Mining
Glen	0.2% FOB Revenue	Iron ore	Australia	Exploration	Sinosteel Midwest Corporation
Opawica	0.49% NSR	Gold	Canada	Exploration	Scandium Canada
Pilbara	1.5% FOB (to 20Mt), 0.5% FOB (to 35Mt) then 0.1% FOB + 1% GRR (non iron ore)	Iron ore	Australia	Exploration	Fortescue Metals Group Ltd.
Mt Samuel	2.0% NSR	Gold, copper, bismuth	Australia	Exploration	Emmerson Resources Limited
True Blue	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
Tinto	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
Aga Khan	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
The Trump	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
Conditional Royalties
Brits(4)	1.4% GSR(4)	Vanadium	South Africa	Development	Sable Exploration and Mining Limited(4)
Thaduna(5)	1.0% NSR	Copper	Australia	Exploration	Stanifer Pty Limited(5)

Notes:

(1)	Royalty rate per gram of gold = A$0.12 x (price of gold per gram at Perth Mint / A$14) = A$1.15/gram gold ore milled, as at December 31, 2024.
(2)	Covers only a portion of the MacLellan deposit and not all reserves disclosed by Alamos Gold Inc.
(3)	Royalty = A$1 / Tonne (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne – 5) x 0.5)+1).
(4)	During Q2 2024, Bushveld Minerals Limited informed the Department of Mineral Resources and Energy in South Africa (the “DMRE”) that it will not be proceeding with its mining application for the Brits project. During Q2 2024, Vox entered into an agreement with Sable Exploration and Mining Limited (“Sable Exploration”) granting Vox an uncapped 1.4% GSR royalty over the same land package as the original 1.75% GSR Brits royalty. During Q2 2024, Sable Exploration submitted a prospecting right application to the DMRE and awaits a notice of approval from the DMRE. The 1.4% GSR Brits royalty is contingent upon the prospecting right being granted to Sable Exploration by the DMRE, which Vox management expects will be delivered to Sable in calendar 2025.
(5)	During Q2 2024, Sandfire Resources Limited informed the Department of Energy, Mines, Industry Regulation and Safety in Western Australia (“DMIRS”) that it was surrendering the last of its exploration tenements at Thaduna. During Q2 2024, Vox entered into an agreement with Stanifer Pty Ltd (“Stanifer”) granting Vox a 1% NSR royalty over the same land package covered by the original 1% NSR Thaduna royalty within exploration tenements E52/1673, E52/1674, E52/1858, E52/2356, E52/2357 and E52/2405 (the “Original Thaduna Tenure”). During Q2 2024, Stanifer applied to DMIRS to acquire tenure over aspects of the Original Thaduna Tenure and awaits a notice of approval. The 1% NSR Thaduna royalty is contingent upon Stanifer’s application being granted by DMIRS, which Vox management expects will be delivered to Stanifer in calendar 2025.

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The following map shows the geographic location of the projects underlying the Company’s royalties and the stage of the underlying projects.

Notes:

1.	Development assets include: mining study completed (PEA/PFS/feasibility), care & maintenance, toll‑treatment, based on public filings.
2.	“Near term potential” producing asset count includes currently producing, construction/feasibility/restart stage assets from public filings.
3.	Royalty count may fluctuate based on the contractual interpretation applied by the parties to various royalty contracts from time to time.

Competitive Conditions

The Company competes with other companies to identify suitable royalty opportunities. The Company will also compete with companies that provide financing to mining companies. The ability of the Company to acquire additional royalty opportunities in the future will depend on its ability to select suitable properties and to enter into similar royalty agreements. See “Risk Factors”.

Operations

Components

Vox expects to continue to acquire royalties as previously described under the heading “Description of the Business”.

Employees

At the end of the most recently completed financial year, the Company and its subsidiaries had six employees.

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Policies

The Company has not implemented social or environmental policies that are fundamental to its operations. For more information on the Company’s approach to corporate governance and responsibility, see https://voxroyalty.com/corporate/corporate-governance/ and https://voxroyalty.com/corporate/esg-approach/.

Foreign Interests

The Company expects to receive payments under its royalty agreements across several jurisdictions, including Australia, Canada, the United States, Peru, Brazil and South Africa. Any changes in legislation, regulations or shifts in political attitudes in such countries are beyond the control of the Company and may adversely affect its business. The Company may be affected in varying degrees by such factors as government legislation and regulations (or changes thereto) with respect to the restrictions on production, export controls, income and other taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See “Risk Factors”.

RISK FACTORS

The operations of the Company are speculative due to the nature of its business which is principally the investment in royalties. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The risks described herein are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business.

Global financial conditions

Global financial conditions can be volatile. Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. In particular, the conflict between (a) Russia and Ukraine or (b) the middle east and any restrictive actions that are or may be taken by Canada, the United States, and other countries in response thereto, such as sanctions or export controls, could have potential negative implications to the financial markets. Accordingly, the market price of Vox’s Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted, and the trading price of its Common Shares may be materially adversely affected.

Market events and conditions, including the disruptions in the international credit markets and other financial systems, along with falling currency prices expressed in United States dollars can result in commodity prices remaining volatile. These conditions can cause a loss of confidence in global credit markets resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, less price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks and investment banks, insurers and other financial institutions caused the broader credit markets to be volatile and interest rates to remain at historical lows. These events can be illustrative of the effect that events beyond the Company’s control may have on commodity prices, demand for metals, including gold, silver, copper, lead and zinc, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business.

Access to additional sources of capital, including conducting public financings, can be negatively impacted by disruptions in the international credit markets and the financial systems of other countries, as well as concerns over global growth rates. These factors could impact the ability of Vox to maintain or renew its debt financing or obtain equity financing in the future and, if obtained, on terms favourable to Vox. Increased levels of volatility and market turmoil can adversely impact the operations of Vox and the value and price of Common Shares of the Company could be adversely affected.

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Dependence on third-party operators

The Company is not and will not be directly involved in the exploration, development and production of minerals from, or the continued operation of, the mineral projects underlying the royalties that are or may be held by the Company. The exploration, development and operation of such properties is determined and carried out by third-party owners and operators thereof and any revenue that may be derived from the Company’s asset portfolio will be based on production by such owners and operators. Third-party owners and operators will generally have the power to determine the manner in which the properties are exploited, including decisions regarding feasibility, exploration and development of such properties or decisions to commence, continue or reduce, or suspend or discontinue production from a property. The interests of third-party owners and operators and those of the Company may not always be aligned. As an example, it will usually be in the interest of the Company to advance development and production on properties as rapidly as possible, in order to maximize near-term cash flow, while third-party owners and operators may take a more cautious approach to development, as they are exposed to risk on the cost of exploration, development and operations. Likewise, it may be in the interest of owners and operators to invest in the development of, and emphasize production from, projects or areas of a project that are not subject to royalties that are or may be held by the Company. The inability of the Company to control or influence the exploration, development or operations for the properties in which the Company holds or may hold royalties may have a material adverse effect on the Company’s business, results of operations and financial condition. In addition, the owners or operators may: take action contrary to the Company’s policies or objectives; be unable or unwilling to fulfill their obligations under their agreements with the Company; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to advance such properties or perform its obligations under arrangements with the Company.

The Company may not be entitled to any compensation if the properties in which it holds or may hold royalties discontinue exploration, development or operations on a temporary or permanent basis.

The owners or operators of the projects in which the Company holds an interest may, from time to time, announce transactions, including the sale or transfer of the projects or of the operator itself, over which the Company has little or no control. If such transactions are completed, it may result in a new operator, which may or may not explore, develop or operate the project in a similar manner to the current operator, which may have a material adverse effect on the Company’s business, results of operations and financial condition. The effect of any such transaction on the Company may be difficult or impossible to predict.

Royalties may not be honoured by operators of a project

Royalties are typically contractually based. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects.

Non-performance by the Company’s counterparties may occur if such counterparties find themselves unable to honour their contractual commitments due to financial distress or other reasons. In such circumstances, the Company may not be able to secure similar agreements on as competitive terms or at all. No assurance can be given that the Company’s financial results will not be adversely affected by the failure of a counterparty or counterparties to fulfil their contractual obligations in the future. Such failure could have a material adverse effect on the Company’s business, results of operations and financial condition.

To the extent grantors of royalties that are or may be held by the Company do not abide by their contractual obligations, the Company may be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and, as with all litigation, no guarantee of success can be made. Should any such decision be determined adversely to the Company, it may have a material adverse effect on the Company’s business, results of operations and financial condition.

Limited or no access to data or the operations underlying its interests

The Company is not, and will not be, the owner or operator of any of the properties underlying its current or future royalties and has no input in the exploration, development or operation of such properties. Consequently, the Company has limited or no access to related exploration, development or operational data or to the properties themselves. This could affect the Company’s ability to assess the value of a royalty or similar interest. This could also result in delays in cash flow from that anticipated by the Company, based on the stage of development of the properties underlying its royalties. The Company’s entitlement to payments in relation to such interests may be calculated by the royalty payors in a manner different from the Company’s projections and the Company may not have rights of audit with respect to such interests. In addition, some royalties may be subject to confidentiality arrangements that govern the disclosure of information with regard to such interests and, as a result, the Company may not be in a position to publicly disclose related non-public information. The limited access to data and disclosure regarding the exploration, development and production of minerals from, or the continued operation of, the properties in which the Company has an interest may restrict the Company’s ability to assess value, which may have a material adverse effect on the Company’s business, results of operations and financial condition. The Company attempts to mitigate this risk by leveraging the proprietary database previously held by MRO, which was acquired by Vox in 2020. MRO was a specialist royalty advisory firm with extensive experience in royalty due diligence, sale processes and principal investment. The MRO team have collectively been involved in over $1 billion of royalty transactions across hundreds of royalty agreements over the past 20 years and have historically held senior exploration and commercial roles at major mining companies and financial institutions. In addition, the Company also plans to cultivate close working relationships with carefully selected owners, operators and counterparties in order to encourage information sharing to supplement the historical data and expert analyses provided by the management team formerly with MRO.

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Risks faced by owners and operators

To the extent that they relate to the exploration, development and production of minerals from, or the continued operation of, the properties in which the Company holds or may hold royalties, the Company will be subject to the risk factors applicable to the owners and operators of such mines or projects.

Mineral exploration, development and production generally involves a high degree of risk. Such operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather related events, unusual and unexpected geology formations, seismic activity, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in exploration, development and production, increased production costs and possible legal liability. Any of these hazards and risks and other acts of God could shut down such activities temporarily or permanently. Mineral exploration, development and production is subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability for the owners or operators thereof. The exploration for, and development, mining and processing of, mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate.

The Company currently has royalty interests in various exploration‑stage projects. While the discovery of mineral deposits may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that exploration or development programs planned by the owners or operators of the properties underlying royalties that are or may be held by the Company will result in profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing; the particular attributes of the deposit, such as size, grade and proximity to infrastructure; mineral prices, which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in one or more of the properties underlying the Company’s current or future interests not receiving an adequate return on invested capital. Accordingly, there can be no assurance the properties underlying the Company’s interests will be brought into a state of commercial production.

Exploration and development risks

The Company currently has royalty interests in various exploration-stage projects. While the discovery of mineral deposits may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that exploration or development programs planned by the owners or operators of the properties underlying royalties that are or may be held by the Company will result in profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing; the particular attributes of the deposit, such as size, grade and proximity to infrastructure; mineral prices, which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in one or more of the properties underlying the Company’s current or future interests not receiving an adequate return on invested capital. Accordingly, there can be no assurance the properties underlying the Company’s interests will be brought into a state of commercial production.

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Risks related to mineral reserves and resources

The mineral reserves and resources on properties underlying the royalties that may or will be held by the Company are estimates only, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of minerals will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted by the owners or operators of the properties. Further, it may take many years from the initial phase of drilling before production is possible and, during that time, the economic feasibility of exploiting a discovery may change. Market price fluctuations of commodities, as well as increased production and capital costs or reduced recovery rates, may render the proven and probable reserves on properties underlying the royalties that are or may be held by the Company unprofitable to develop at a particular site or sites for periods of time or may render reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause reserves to be reduced or not extracted. Estimated reserves may have to be recalculated based on actual production experience. The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, such as size, grade and proximity to infrastructure; by governmental regulations and policy relating to price, taxes, royalties, land tenure, land use permitting, the import and export of minerals and environmental protection; and by political and economic stability.

Resource estimates in particular must be considered with caution. Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill holes or other limited information, which is not necessarily indicative of the conditions between and around drill holes. Such resource estimates may require revision as more drilling or other exploration information becomes available or as actual production experience is gained. Further, resources may not have demonstrated economic viability and may never be extracted by the operator of a property. It should not be assumed that any part or all of the mineral resources on properties underlying the royalties that are or may be held by the Company constitute or will be converted into reserves. Any of the foregoing factors may require operators to reduce their reserves and resources, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of Inferred mineral resources. It is possible for Inferred resources to be upgraded to Indicated resources with continued exploration, but not guaranteed. Under Canadian rules, estimates of Inferred mineral resources may not be converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable. U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the Measured and Indicated categories will ever be converted into reserves.

For some properties, the Company’s return on investment depends in part on the operators’ ability to replace mineral reserves as they are consumed in the ordinary course of mining. If current mineral reserves are not replaced as they are mined through conversion of mineral resources to new mineral reserves, or new mineral resources are not identified through expansion of known deposits, exploration, or otherwise, the Company’s expected investment returns or future results of operations could be adversely affected.

Dependence on future payments from owners and operators

The Company will be dependent to a large extent on the financial viability and operational effectiveness of owners and operators of the properties underlying the royalties that are or may be held by the Company. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, recovery by the operators of expenses, the establishment by the operators of mineral reserves for such expenses or the bankruptcy, insolvency or other adverse financial condition of the operator. The Company’s rights to payment under royalties must, in most cases, be enforced by contract without the protection of a security interest over property that the Company could readily liquidate. This inhibits the Company’s ability to collect outstanding royalties in the event of a default. In the event of a bankruptcy, insolvency or other arrangement of an operator or owner, the Company will be treated like any other unsecured creditor, and therefore have a limited prospect for full recovery of royalty or similar revenue.

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Security over underlying assets

There is no guarantee that the Company will be able to effectively enforce any guarantees, indemnities or other security interests it may have. Should a bankruptcy or other similar event occur that precludes a counterparty from performing its obligations under an agreement with the Company, the Company would have to enforce its security interest. In the event that the counterparty has insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Company. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.

In addition, because the counterparty may be owned and operated by foreign affiliates, the Company’s security interests may be subject to enforcement and insolvency laws of foreign jurisdictions that vary significantly, and the Company’s security interests may not be enforceable as anticipated. Further, there can be no assurance that any judgments obtained in any local court will be enforceable in those jurisdictions. If the Company is unable to enforce its security interests, there may be a material adverse effect on the Company.

Unknown defects and impairments

Unknown defects in or disputes relating to the royalty interests Vox holds or acquires may prevent Vox from realizing the anticipated benefits from its royalty interests, and could have a material adverse effect on Vox’s business, results of operations, cash flows and financial condition. It is also possible that material changes could occur that may adversely affect management’s estimate of the carrying value of Vox’s royalty interests and could result in impairment charges. While Vox seeks to confirm the existence, validity, enforceability, terms and geographic extent of the royalty interests Vox acquires, there can be no assurance that disputes over these and other matters will not arise. Confirming these matters, as well as the title to a mining property on which Vox holds or seeks to acquire a royalty, is a complex matter, and is subject to the application of the laws of each jurisdiction, to the particular circumstances of each parcel of a mining property and to the documents reflecting the royalty interest.

Similarly, royalty interests in many jurisdictions are contractual in nature, rather than interests in land, and therefore may be subject to change of control, bankruptcy or the insolvency of operators. Vox often does not have the protection of security interests over property that Vox could liquidate to recover all or part of Vox’s investment in a royalty. Even if Vox retains its royalty in a mining project after any change of control, bankruptcy or insolvency of the operator, the project may end up under the control of a new operator, who may or may not operate the project in a similar manner to the current operator, which may negatively impact Vox.

Commodities price risk

The revenue derived by the Company from its asset portfolio will be significantly affected by changes in the market price of the minerals underlying each of its royalty assets. Mineral prices fluctuate on a daily basis and are affected by numerous factors beyond the control of the Company, including levels of supply and demand or industrial development levels. While the Company plans to mitigate this risk by diversifying the underlying commodities in its portfolio of royalties, macro-level factors such as inflation and the level of interest rates, the strength of the United States dollar and geopolitical events in significant mining countries will impact mining and minerals industries overall. The conflict between (a) Russia and Ukraine or (b) the middle east and any restrictive actions that are or may be taken by Canada, the United States, and other countries in response thereto, such as sanctions or export controls, could have potential negative impacts on commodity prices. External economic factors are, in turn, influenced by changes in international investment patterns, monetary systems and political developments. Each of the minerals underlying the future portfolio of the Company is a commodity, and is by its nature subject to wide price fluctuations and future material price declines could result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties that the Company may hold. Any such price decline may have a material adverse effect on the Company’s business, results of operations and financial condition.

Future success depends on ability to acquire additional royalty interests at appropriate valuations

The Company’s future success depends in part on its ability to acquire additional royalty interests at appropriate valuations. As part of the Company’s business strategy, it will seek to purchase or originate a diverse collection of royalties from third-party mining companies and others. In pursuit of such opportunities, the Company may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions. The Company cannot ensure that it can complete any acquisition, transaction or business arrangement that it pursues, or is pursuing, or that any acquisition, transaction or business arrangement completed will ultimately benefit the Company. In addition, the Company may be unable to acquire royalties at acceptable valuations, which may have a material adverse effect on the Company’s business, results of operations and financial condition. The Company will seek to mitigate this risk by utilizing the MRO database.

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Costs may influence return to the Company

Net profit royalties and similar interests allow the operator to account for the effect of prevailing cost pressures on the project before calculating a royalty. These cost pressures typically include costs of labour, equipment, electricity, environmental compliance, and numerous other capital, operating and production inputs. Such costs will fluctuate in ways the Company will not be able to predict, will be beyond the control of Company and can have a dramatic effect on the revenue payable on these royalties. Any increase in the costs incurred by operators on applicable properties will likely result in a decline in the royalty revenue received by the Company. This, in turn, will affect overall revenue generated by the Company, which may have a material adverse effect on its business, results of operations and financial condition.

Compliance with laws

The Company’s, owners’ and operators’ operations will be subject to various laws, regulations and guidelines. The Company will endeavour to and cause its counterparties to comply with all relevant laws, regulations and guidelines. However, there is a risk that the Company’s and its counterparties’ interpretation of laws, regulations and guidelines, including applicable stock exchange rules and regulations, may differ from those of others, and the Company’s and its counterparties’ operations may not be in compliance with such laws, regulations and guidelines. In addition, achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and, where necessary, obtaining regulatory approvals. The impact of regulatory compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals required by the Company or its counterparties may significantly delay or impact the development of the Company’s business and operations, and could have a material adverse effect on the business, results of operations and financial condition of the Company. Any potential non-compliance could cause the business, financial condition and results of the operations of the Company to be adversely affected. Further, any amendment to the applicable rules and regulations governing the activities of the Company and its counterparties may cause adverse effects to the Company’s operations.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in any of the countries in which the Company may operate could result in an increase in the Company’s taxes payable, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company.

Due to the complexity and nature of the Company’s operations, various tax matters may be outstanding from time to time. If the Company is unable to resolve any of these matters favourably, there may be a material adverse effect on the Company.

Anti-bribery and anti-corruption laws

The Company is subject to certain anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corruption Practices Act (United States). Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses, which may have a material adverse effect on the Company’s business, results of operations and financial condition. It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents or sub-contractors are located or may be located in the future.

In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under anti-bribery and anti-corruption laws, resulting in greater scrutiny and punishment of companies convicted of violating such laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. If the Company is the subject of an enforcement action or is otherwise in violation of such laws, it may result in significant penalties, fines and/or sanctions imposed on the Company, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

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Rights of third parties

Some royalty interests that are or may be held by the Company may be subject to buy-down right provisions, pursuant to which an operator may buy-back all or a portion of the royalty; pre-emptive rights, pursuant to which parties have the right of first refusal or first offer with respect to a proposed sale or assignment of the royalty; or claw back rights, pursuant to which the seller of a royalty has the right to re-acquire the royalty. The exercise of any such rights by the holders thereof may adversely affect the value of the applicable royalty interest of the Company.

Global events outside of the Company’s control

An outbreak of epidemics, pandemics or other health crises and the subsequent response by government and private actors to such health crises could result in a materially adverse effect on the Company's business, operations and financial condition. Public health crises can result in operating, supply chain and project development delays that can materially adversely affect the operations of third parties in which Vox has an interest. Mining operations in which Vox holds an interest could be suspended for precautionary purposes or as governments declare states of emergency or other actions are taken in an effort to combat the spread of such viruses. If the operation or development of one or more of the properties in which Vox holds an interest and from which it receives or expects to receive significant revenue is suspended, it may have a material adverse impact on Vox’s profitability, results of operations, financial condition and the trading price of Vox’s securities. The risks to Vox’s business include without limitation, the risk of breach of material contracts and customer agreements, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, prolonged restrictive measures put in place in order to control an outbreak of contagious disease or other adverse public health developments globally and other factors that will depend on future developments beyond Vox’s control, which may have a material and adverse effect on Vox’s business, financial condition and results of operations. In addition, Vox may experience business interruptions as a result of suspended or reduced operations at the mines in which Vox has an interest that are beyond the control of Vox, which could in turn have a material adverse impact on Vox’s business, operating results, financial condition and the market for its securities.

Cybersecurity risks

The Company utilizes a variety of information technology systems to manage and support its operations, including for financial reporting, operational and investment management, and email correspondence. These systems contain, among other information, proprietary business information and personally identifiable information of the Company’s employees. The proper functioning of these systems and the security of such data is critical to the efficient operation and management of the Company, and these functions are outsourced by us to third-party service providers on whom we rely for the proper functioning and security of these systems. The Company’s systems, and those of our third-party service providers, could be vulnerable to damage or disruption caused by catastrophic events, power outages, natural disasters, computer system or network failures, viruses, ransomware or malware, physical or electronic break-ins, unauthorized access, or cyber-attacks.

Any security breach could compromise the Company’s networks, and the information stored on them could be improperly accessed, disclosed, lost, stolen or restricted. Because techniques used to sabotage systems, obtain unauthorized access to systems or prohibit authorized access to systems change frequently and generally are not detected until successfully launched against a target, Vox or its third-party service providers may be unable to anticipate these techniques, and the cybersecurity processes, technologies and controls that Vox or its third-party service providers have implemented to secure our systems and electronic information may not be adequate to prevent a disruption or attack or to timely assess, identify and manage a cyber-attack. Actions taken by Vox or its third-party service providers in response to a cyber-attack may not be adequate. Any unauthorized activities could disrupt the Company’s operations or those of its third-party service providers on which it is dependent; result in the misappropriation or compromise of confidential information, extortion, or fraud; harm Company employees or counterparties; cause the Company to violate privacy or security laws; or result in legal claims or proceedings, any of which could adversely affect the Company’s business, reputation, or operating results.

Risks relating to Credit Facility

Vox may from time to time have amounts outstanding under its Credit Facility, which may be significant. The total availability under Vox’s Credit Facility is $15 million, with an additional accordion feature of $10 million, of which $nil is currently drawn; the undrawn balance may be used to fund the acquisition of royalties, streams or other similar interests. These acquisitions may result in significant drawings and Vox would be required to use a portion of its cash flow to service principal and interest on the debt, which would limit the cash flow available for other business opportunities. Vox’s ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness depends on its future performance, which is subject to economic, financial, competitive and other factors beyond its control. Vox may not continue to generate cash flow in the future sufficient to service debt and make necessary capital expenditures. If Vox is unable to generate such cash flow, the Company may be required to adopt one or more alternatives, such as reducing or eliminating dividends, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Vox’s ability to refinance indebtedness will depend on the capital markets and its financial condition at such time. Vox may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

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The terms of the Credit Facility require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, Vox’s ability to incur further indebtedness if doing so would cause the Company to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. These covenants also limit Vox’s ability to amend its royalty contracts without the consent of the lenders. Vox can provide no assurances that in the future, the Company will not be limited in its ability to respond to changes in our business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including a failure to meet the financial tests or ratios, would likely result in an event of default under the Credit Facility and would allow the lenders to accelerate the debt, which could materially and adversely affect Vox’s business, results of operations and financial condition.

Future financing requirements

There can be no assurance that Vox will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could impede the funding obligations of Vox, or result in delay or postponement of further business activities which may result in a material and adverse effect on the Company’s profitability, results of operations and financial condition. Vox may require new capital to continue to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely that, at least to some extent, such additional capital will be raised through the issuance of additional equity, which could result in dilution to shareholders.

Risks related to foreign jurisdictions and emerging markets

The majority of the properties on which Vox holds royalties are located outside of Canada. The exploration, development and production of minerals from, or the continued operation of, these properties by their owners and operators are subject to the risks normally associated with conducting business in foreign countries. These risks include, depending on the country, nationalization and expropriation, social unrest and political instability, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects in respect of which the royalties that may be held by the Company, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

The Company’s plan is to apply various methods, including utilizing the data it has available from the MRO database, where practicable, to identify, assess and, where possible, mitigate these risks prior to entering into agreements to acquire royalties. Such methods generally include conducting due diligence on the political, social, legal and regulatory systems and on the ownership, title and regulatory compliance of the properties subject to the royalties; engaging experienced local counsel and other advisors in the applicable jurisdiction; and negotiating where possible so that the applicable acquisition agreement contains appropriate protections, representations and/or warranties, in each case as the Company deems necessary or appropriate in the circumstances, all applied on a risk-adjusted basis. Notwithstanding all of the foregoing, there can be no assurance, however, that the Company will be able to identify or mitigate all risks relating to holding royalties in respect of properties, mines and projects located in foreign jurisdictions (including emerging markets), and the occurrence of any of the factors and uncertainties described above could have a material adverse effect on the Company’s business, results of operations and financial condition.

Foreign currency risks

While the Company reports its financial results in United States dollars, some of the Company’s investments are in other currencies and many of its royalty interests are denominated and payable in other currencies. Accordingly, the Company is exposed to foreign currency fluctuations. The Company does not currently enter into any derivative contracts to reduce this exposure.

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Competition

There is potential that the Company and its counterparties will face competition from other companies, some of which can be expected to have longer operating histories and greater financial resources. The Company may be at a competitive disadvantage in acquiring additional interests, whether by way of royalty or other form of investment, against these competitors. Further, there has been significant growth in the number and relative size of stream and royalty companies over the last several years and some of these companies might have different investment criteria and costs of capital than Vox or are subject to different tax and accounting rules than Vox, and the Company may not be able to compete effectively against them. Changes to tax rules, accounting policies, or the treatment of stream interests by ratings agencies could make royalties less attractive to operators or render the Company less able to compete with other royalty companies that are organized in countries with more favorable tax, accounting and regulatory regimes. There can be no assurance that the Company will be able to compete successfully against other companies in acquiring additional royalties.

Key employee attraction and retention

The Company’s success is highly dependent on the retention of key personnel who possess specialized expertise and are well versed in the natural resource and finance sectors. The availability of persons with the necessary skills to execute the Company’s business strategy is very limited and competition for such persons is intense. As the Company’s business activity grows, additional key financial and administrative personnel, as well as additional staff, may be required. Although the Company believes it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations may be affected.

Conflicts of interest

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers, directors and consultants may be engaged in a range of business activities, including certain officers, directors and consultants that provide services to other companies involved in natural resources investment, exploration, development and production. The Company’s executive officers, directors and consultants may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers, directors and consultants may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations. These business interests could require significant time and attention of the Company’s executive officers, directors and consultants.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors, officers and consultants who may from time-to-time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Litigation risks

The Company may become party to legal claims or disputes with royalty payors arising in the ordinary course of business. There can be no assurance that any such legal claims or disputes will not result in significant costs to the Company and difficulties enforcing its contractual rights. In addition, potential litigation may arise on a property underlying the royalties that are or may be held by the Company. As a royalty holder, the Company will not generally have any influence on the litigation and will not generally have any access to data. Any such litigation that inhibits the exploration, development and production of minerals from, or the continued operation of, a property underlying the royalties that are or may be held by the Company could have a material adverse effect on the Company’s business, results of operations and financial condition.

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Contractual risks

Vox’s royalty interests generally are subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mining projects are located. Operators and other parties to the agreements governing Vox’s royalty interests may interpret Vox’s interests in a manner adverse to the Company or otherwise may not abide by their contractual obligations, and Vox could be forced to take legal action to enforce its contractual rights. Vox may not be successful in enforcing its contractual rights, and Vox’s revenues relating to any challenged royalty may be delayed, curtailed or eliminated during any such dispute or if Vox’s position is not upheld, which could have a material adverse effect on its business, results of operations, cash flows and financial condition. In addition, Vox may seek to acquire assets that are subject to current, threatened or potential points of dispute with project operators in respect of the royalties Vox acquires or seeks to acquire. Disputes could arise challenging, among other things:

•	the existence or geographic extent of the royalty;
•	methods for calculating the royalty, including whether certain operator costs may properly be deducted from gross proceeds when calculating royalties determined on a net basis;
•	third party claims to the same royalty interest or to the property on which Vox has a royalty;
•	various rights of the operator or third parties in or to the royalty;
•	production and other thresholds and caps applicable to payments of royalty;
•	the obligation of an operator to make payments on royalty; and
•	various defects or ambiguities in the agreement governing a royalty.

Dividend policy

The declaration, timing, amount and payment of dividends are at the discretion of the Board of Directors and will depend upon the Company’s future earnings, cash flows, acquisition capital requirements and financial condition, contractual restrictions and financing agreement covenants, including those under the Credit Facility, solvency tests imposed by applicable corporate law and other relevant factors. Under the terms of the Credit Facility, unless the Company receives a waiver or consent from the lenders party thereto, it is not permitted to pay dividends on our Common Shares unless (1) there is no default or event of default under the Credit Facility at the time of payment of such dividends, (2) on a pro forma basis both before and subsequent to making the dividend, the Company’s (a) Leverage Ratio (as defined in the Credit Facility) is less than or equal to 3.50:1.00, (b) Interest Coverage Ratio (as defined in the Credit Facility) is greater than or equal to 2.50:1.00, and (c) Liquidity (as defined in the Credit Facility) shall be no less than $7.5 million. Although the Company’s current policy is to pay a quarterly dividend, there can be no assurance that Vox will declare a dividend on a quarterly, annual or other basis.

Risks relating to the enforcement of judgments

A majority of the Company’s assets are located outside of Canada. Accordingly, it may be difficult for investors to enforce within Canada any judgments obtained against the Company, including judgments predicated upon the civil liability provisions of applicable Canadian securities laws. Consequently, investors may be effectively prevented from pursuing remedies against the Company under Canadian securities laws or otherwise.

Two of the Company’s directors and two of its officers are not citizens or residents of Canada and substantially all of the assets of these persons are located outside of Canada. It may not be possible for shareholders to effect service of process against the Company’s directors and officers who are not resident in Canada. In the event a judgment is obtained in a Canadian court against one or more of our directors or officers for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against those directors and officers not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law claims or otherwise in original actions instituted outside Canada. Courts in other jurisdictions may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law.

Further, some of the Company’s assets are located in emerging and developing markets and the Company may encounter difficulties enforcing judgments, whether domestic or foreign in these jurisdictions.

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United States foreign private issuer status

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Company’s securityholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the Exchange Act.

In order to maintain its current status as a foreign private issuer, each of the following must be true: (i) a majority of the executive officers and a majority of the directors of the Company are not U.S. citizens or residents, (ii) more than 50% of the assets of the Company are not located in the U.S., and (iii) the Company’s business is not administered principally in the U.S. The Company may in the future lose its foreign private issuer status if any of the three conditions noted above become untrue and 50% or more of the Company’s Common Shares are directly or indirectly owned of record by residents of the United States. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the MJDS. If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

Further, some of the Company’s assets are located in emerging and developing markets and the Company may encounter difficulties enforcing judgments, whether domestic or foreign in these jurisdictions.

Changes to United States tariff and import/export regulations may have a negative effect on the Company

The United States has recently enacted and proposed to enact significant new tariffs, whilst Canada and other countries that are trading partners with the United States have enacted or proposed to enact tariffs in response. Additionally, President Trump has directed various federal agencies to further evaluate key aspects of U.S. trade policy and there has been ongoing discussion and commentary regarding potential significant changes to U.S. trade policies, treaties and tariffs. There continues to exist significant uncertainty about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the U.S. Any of these factors could depress economic activity and restrict our operations and have a material adverse effect on their business, financial condition and results of operations, which in turn would negatively impact us.

MATERIAL ROYALTY – WONMUNNA IRON ORE PROJECT

Within the Company’s portfolio of royalties, there is one royalty which is material to the Company, being the Wonmunna royalty.

A technical report was prepared for the Company in accordance with NI 43-101 entitled “Amended and Restated NI 43-101 Technical Report, Wonmunna Iron Ore Mine, Western Australia, Australia” dated January 20, 2023, with an effective date of August 10, 2022 (the “Wonmunna Technical Report”) which report is incorporated by reference herein.

The following description of the Wonmunna project has been sourced from the Wonmunna Technical Report and readers are encouraged to read the Wonmunna Technical Report in full. The Wonmunna Technical Report is available for review under Vox’s profile on the SEDAR+ website located at www.sedarplus.ca or in the United States through EDGAR at the website of the SEC at www.sec.gov.

Property Description and Location

The Wonmunna Mine is located 80km north-west of Newman, and 375km south of Port Hedland in the Eastern Pilbara of Western Australia. The Wonmunna Mine comprises four primary direct shipping iron ore deposits: North Marra Mamba (“NMM”), Central Marra Mamba (“CMM”), East Marra Mamba (“EMM”) and South Marra Mamba (“SMM”). These deposits are located in mining leases M47/1423-1425 within the larger exploration licence E46/1137 area. The mining leases are valid until April 29, 2033.

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Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Wonmunna Mine is accessed using the Great Northern Highway along the 80km section north-west of the town of Newman. The last 10km to the mine site is reached using unsealed roads.

The population of the Pilbara is approximately 45,000. The major population centres are Port Hedland/South Hedland, Karratha, Newman, Tom Price, Paraburdoo and Roebourne. There are several small Aboriginal communities scattered across the region.

The Pilbara region has two climatic zones. A hot humid summer with a warm winter, and a hot dry summer with a mild winter. The climate is semi-desert tropical, with an average rainfall of 300mm. Average temperatures in summer range between 23 to 39.5 degrees, and in winter 6 to 25 degrees. The area is susceptible to drought conditions. The Wonmunna Mine is located within the Hammersley subregion of the Pilbara Interim Biogeographical Regionalisation of Australia (IBRA) bioregion. The central Pilbara region is dominated by the Hammersley Plateau which rises from 450m to 750m with hills to 900m and peaks to 1,250m elevation. Differential erosion on the plateau has created spectacular gorges in places.

The regional vegetation system in the district is dominated by tree-steppe and shrubsteppe communities with Eucalyptus trees and Acacia shrubs. The valleys are dominated by Mulga communities and a range of grass species.

History and Exploration

Exploration in the Wonmunna Mine area dates back to the 1960’s, with several companies exploring a variety of prospects for base metal mineralisation. Talisman Mining Limited (“Talisman”) was granted exploration licence E47/1137 in 2004 and focused initially on targeting Cu/Zn/Ag mineralisation. Talisman changed their focus in 2007 to evaluate the iron ore potential.

In 2009, Talisman completed resource definition reverse circulation drilling of the Marra Mamba Iron Formation at the NMM, CMM and SMM prospects. A total of 600 reverse circulation boreholes (29,865m) were drilled.

An inferred mineral resource was estimated by the Quantitative Group in 2009 based on Talisman’s drilling results. Using a 50% cut off grade they estimated 78.3Mt at 56% Fe and with 60% cut off grade, 10.0Mt at 61.3% Fe.

In January 2010, Rico Resources Limited (“Rico”) purchased the iron ore assets of Talisman for $43.7 million in cash and shares, and commenced a large drilling program to better define the mineral resources on site. A total of 626 reverse circulation boreholes (26,511m) and 6 diamond boreholes (356m) were drilled at the NMM and CMM deposits.

The resource estimate was updated by Coffey Mining in 2012 using Rico’s drill results. On the March 21, 2014, Coffey Mining reported an increase to 84.3 Mt @ 56.5% Fe and 13.5 Mt @ 61% Fe using cut-off grades of 50% and 60%, respectively.

Geological Setting, Mineralization and Deposit Types

The Wonmunna Mine is situated within the Hamersley Basin in the West Pilbara Mineral Field. The tenement area is positioned in the hinge zone of a major regional anticline, the Wonmunna Anticline, which has exposed older Fortescue Group sediments and volcanics in an area otherwise uniformly underlain by Hamersley Group sediments.

The Wonmunna ore body comprises banded iron formation (“BIF”) associated with the Marra Mamba Iron Formation. The orebodies occur as remnant synclinal keels, conformably overlying shales of the Jeerinah Formation. Most of the mineralisation is described as bedded goethite and haematite enrichment of the Nammuldi Member BIF, the lower-most member of the Marra Mamba Formation. The mineralisation is primarily the result of supergene enrichment.

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Drilling, Sample and Data Validation

MRL reported in April 2021 that they were carrying out 12,000m of resource definition drilling at Wonmunna. Results of this drilling program are yet to be disclosed as at the date of the Wonmunna Technical Report.

Mineral Resource Estimate

Both the NMM and CMM deposits have generally simple geometry, with mineralised zones and boundaries that are clearly defined for the purposes of grade control and overall management of product quality. The mine has a low stripping ratio of approximately 1.3:1 tonnes of waste per tonne of ore over the forecast life of the mine.

A variable cut-off grade policy between 52% Fe to 54% Fe was used to define ore, with material between 50% Fe and the pit cut-off to be stockpiled as a potential future low-grade product or for potential beneficiation. The cut-off grade is applied after dilution and is selected based primarily on achieving an ore product of 58% Fe with marketable chemical and physical characteristics.

The historical estimates of resources summarized in the following tables are relevant in that they provide context for the quantities and grades of mineralization as currently known to the Company. The historical estimates may be relevant and reliable for providing this context. There are no more recent estimates or data available to the Company, unless otherwise noted. A Qualified Person has not done sufficient work to classify the historical estimates as current Mineral Resources and the Company is not treating the historical estimates as current Mineral Resources. Compilation, review, and verification of geological, engineering, metallurgical, and other relevant data, as well as independent field assessment and sampling will be needed to establish the historical estimates as current Mineral Resources. Contained metal does not take into account recovery losses. Rows and columns may not add up due to rounding. Unless otherwise noted, the historical estimates use resource categories of measured, indicated and inferred as set out in section 1.2 of NI 43-101.

Deposit	JORC Category	Minimum Fe cut-off (%)	Resource (Mt)	Fe (%)	SiO2 (%)	Al2O3 (%)	P (%)	LOI
NMM	Inferred	50	1.9	59.2	4.2	2.5	0.08	8.8
		60	0.7	60.8	3.5	2.1	0.08	7.1
	Indicated	50	39.7	57.1	5.6	3.3	0.08	8.7
		60	7.4	61.1	3.3	1.9	0.08	7.0
CMM	Inferred	50	3.8	57.0	5.2	3.3	0.11	9.3
		60	2.9	61.1	3.0	1.9	0.11	7.4
	Indicated	50	14.4	57.1	5.6	3.3	0.10	9.0
		60	0.8	60.8	3.2	2.0	0.11	7.3
SMM	Inferred	50	17.2	55.3	6.7	3.8	0.07	9.7
		60	1.7	61.2	2.9	1.6	0.06	7.6
EMM	Inferred	50	7.2	54.0	7.9	4.6	0.08	9.5
		60	0.1	60.1	3.5	2.2	0.08	7.9

Notes:

1.	Estimate provided by Coffey Mining in 2012
2.	Estimate update provided by Quantitative Group 2012
3.	Estimate by CSA Global 2012

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Wonmunna Iron Ore Project Reserve Estimate as at 6 January 2015

On January 6, 2015, Ascot Resources Limited defined a maiden Ore Reserve estimate derived from the ‘Indicated Resource’ estimate within the larger Mineral Resource estimate for the NMM and CMM deposits. The total Indicated Mineral Resource estimate (@ 50% Fe Cut-off grade) for these deposits is 54.1Mt @ 57.1% Fe. The estimated ore tonnage is contained predominantly within the Mt Newman member of the Marra Mamba Iron Formation (MMIF), and therefore exhibits mineralogical characteristics that are similar to the orebody currently mined at the neighbouring West Angelas operation managed by Rio Tinto Iron Ore.

Deposit	JORC Ore Category	Fe Cut-off (%)	Tonnes (Mt)	Fe (%)	CaFe (%)	SiO2 (%)	AI2O3 (%)	P (%)	LOI (%)
CMM	Probable	54.2	10.03	58.0	63.5	4.99	2.94	0.10	8.76
NMM-East	Probable	52.8	12.41	58.0	63.1	5.29	3.10	0.07	8.20
NMM-West	Probable	21.2	6.42	58.0	63.9	4.37	2.75	0.09	9.36
Total	Probable		28.86	58.0	63.4	4.98	2.97	0.09	8.65

Notes:

1.	Tonnes are dry metric tonnes and have been rounded.
2.	CaFe represents calcined Fe and is calculated by Ascot using the formula CaFe = Fe%/((100-LOI)/100)

Key Assumptions, Parameters, and Methods

The key factors and assumptions used to provide the resource and reserve estimates set out above are as follows:

Mining Factors or Assumptions

-	The method used to convert Mineral Resources to Ore Reserves used pit optimisation studies to identify the economic shell within which a design process is applied to achieve a practical mine design for operability and scheduling.

-	The assumed iron ore price and exchange rates used in the pit optimisation are derived from the average of three external forecasting analysts. For reasons of commercial sensitivity the assumed iron ore price and exchange rates are not disclosed. The price calculations include deductions for deleterious elements, Native Title and State Royalties and transport costs to China.

-	Mining costs used in pit optimisation is derived from contractor estimates and verified against similar projects.

-	Ore costs used in pit optimisation includes contractor and internal estimates for: processing costs based on two-stage crushing and screening, general & administration overheads, grade control, road-train haulage and port charges.

-	Water table data is coded into the models, all material below the water table is excluded from mining and processing.

-	The mining footprint is limited to within the mining lease and excludes a buffer zone around the Weeli Wolli creek line.

-	The mining method is based on conventional open cut operations using drill and blast, with load and haul using an excavator and rear dump trucks. This is considered to be appropriate for the style of mineralisation and is applied to similar operations in the Pilbara.

-	Overall slope angles of 45 degrees is assumed based on pit depth and other operations in the area. Pit optimisation analysis studies did not show any sensitivities to changes in slope angle.

-	The pit design process is based on 60 degree batters to 20m depth and 65 degree batters below 20m on the north, east and west walls. The slope parameters for the south walls is based on 55 degrees to 20m, 60 degrees to 40m and 65 degrees below 40m. The berm widths is 6m throughout for 12m bench heights. A 10% gradient and 25m width (including safety windrow) is used in pit ramps.

-	A 40m minimum mining width is applied on all benches except goodbye cuts which are limited to a maximum of 6m in depth.

-	Dilution and ore loss allowances are based on reblocking to 6.25m x 6.25m x 2.0m for the Selective Mining Unit (SMU) size followed by additional block edge effects applied using in-house scripts in two passes. The first pass is applied to all blocks to represent mixing from blasting practices and second pass is applied to the edge of the ore zones to represent grade control ore and waste delineation practices.

-	Inferred Mineral Resource is effectively treated as waste in the Ore Reserves calculation process.

-	The major infrastructure required for the Wonmunna Project includes:

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o	Modular crushing and screening plant capable of processing up to 5Mtpa;

o	Mining camp with capacity for up to 420 persons (inc. managerial and administration staff);

o

Mine site access road, pit access ramps, ROM Pad and crusher area, processing plant, stockpile areas, product stockpiling and load out yard, waste dumps, tailing storage facility, mine operations centre, contractors laydown yards, explosives storage and camp

Metallurgical Factors or Assumptions

-	Metallurgical information is based on test work that used 290m of drill core from the NMM and CMM deposits. The metallurgical drilling coverage is sufficient for the project at PFS level.

-	Analysis and process design of the project was completed by CSA Global and other external engineering vendors. The metallurgical interpretation and design supports a reasonable project proposal.

-	The current project processing route is a dry two-stage crush and screen to produce a -8mm product. This type of technology is well known and has precedence in current Pilbara iron ore operations.

-	Modifying factors are applied at Reserve level, and the project strategy produces a single product without any associated upgrading

RESOURCE AND RESERVE INFORMATION FOR OTHER PRODUCING ASSETS OF THE COMPANY

Within the Company’s portfolio of royalties, there are six additional producing royalties. The most recent resource and reserve information available to the Company for each of these producing assets, which has not been adjusted by the Company for depletion, is presented below.

The historical estimates of resources summarized in the following tables are relevant in that they provide context for the quantities and grades of mineralization as currently known to the Company. The historical estimates may be relevant and reliable for providing this context. There are no more recent estimates or data available to the Company, unless otherwise noted. A Qualified Person has not done sufficient work to classify the historical estimates as current Mineral Resources and the Company is not treating the historical estimates as current Mineral Resources. Compilation, review, and verification of geological, engineering, metallurgical, and other relevant data, as well as independent field assessment and sampling will be needed to establish the historical estimates as current Mineral Resources. Contained metal does not take into account recovery losses. Rows and columns may not add up due to rounding. Unless otherwise noted, the historical estimates use resource categories of measured, indicated and inferred as set out in section 1.2 of NI 43-101.

Janet Ivy2

Janet Ivey JORC 2012 Resources & Reserve Estimate as at January 2015

Indicated			Inferred
Mt	Au (g/t)	Au (oz)	Mt	Au (g/t)	Au (oz)
8.36	0.87	234,000	5.25	0.92	155, 000

Notes: Janet Ivey Resources at a cut-off grade of 0.5g/t gold3

Probable
Mt	Au (g/t)	Au (oz)
2.39	1.11	85,281

Notes: Janet Ivey Total Reserves at a cut-off grade 0.7g/t gold3

The Janet Ivy Ore tonnes were 55.0Mt @ 0.62g/t for 1,103,500oz (at a A$2200/oz pit shell) as at March 16, 2022.

_______________________________

2 Source: 16 March 2022 Binduli North Mining Proposal (non-JORC resource).

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Koolyanobbing3

From the Mineral Resources Ltd. Resource Statement, the JORC Resource as at November 2019, which are not adjusted for depletion, are the following:

	Tonnes (t)	Grade Fe (%)	Fe Cont. (t)
Measured	-	-	-
Indicated	15,600,000	60.1%	9,375,600
Inferred	3,900,000	59.3%	2,312,700

From the Mineral Resources Ltd. Resource Statement, the JORC Reserves as at November 2019, which are not adjusted for depletion, are the following:

	Tonnes (t)	Grade Fe (%)	Fe Cont. (t)
Proven	-	-	-
Probable	9,300,000	59.9%	5,570,700
Total	9,300,000	59.9%	5,570,700

Braúna4

Braúna Mineral Resource Statement, SRK Consulting, effective date of November 25, 2023

Classification	Source	Tonnes (kt)	Carats (000’s)	Grade (cpht)	Diamond Value ($/ct)
Indicated	North Stockpile	901	85.6	9.5	$179
Inferred	S1 Domain	560	145.7	26
	S2 Domain	272	27.2	10
	S1_Diluted Zone	159	20.7	13
	S2_Diluted Zone	140	7	5
Total Inferred		1,131	200.6	17.7	$179

Notes:

1.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect accuracy of the estimate.
2.	Mineral Resources are quoted above a +3 DTC diamond sieve size and have been factored to account for diamond losses within the smaller sieve classes expected within the Braúna Mine process plant.
3.

Inferred Mineral Resources are estimated on the basis of limited geological evidence and sampling, sufficient to imply but not verify geological grade and continuity. They have a lower level of confidence than that applied to an Indicated Mineral Resource and cannot be directly converted into a Mineral Reserve.

4.	A diamond value of $177 per carat has been used in the economic analysis based on recent commercial production sales.
5.	Mineral Resources have been estimated with no allowance for mining dilution and mining recovery.
6.

Reasonable prospects for eventual economic extraction have been assessed based on a VMINE approach and estimated combined mining cost of $10.80/t (for open-pit and North Stockpile rehandling), and combined processing and G&A costs of $8.90/t.

__________________________

3 Source: Mineral Resources Ltd Resource Statement, 20 November 2019.

4 Source: Independent Technical Report for the Brauna Diamond Project, Brazil dated effective March 1, 2022.

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According to operator Lipari Mineração Ltda., mineral reserves have not been estimated for Braúna at this time.

Otto Bore

The JORC resource and reserves as at June 30, 2020 are the following:

Otto Bore JORC 2012 Resource & Reserve Estimate as at June 30, 2020

Indicated			Inferred
Mt	Au (g/t)	Au (oz)	Mt	Au (g/t)	Au (oz)
1.6	2.0	110,000	1.0	1.8	61,000

Notes: Otto Bore Resources at a cut-off grade of 0.3g/t gold in oxides and 0.5g/t gold in fresh rock

Probable
Mt	Au (g/t)	Au (oz)
1.6	1.8	91,000

Notes:

1.

The Resources reported are on a 100% basis for the full Otto Bore deposit. The royalty tenure covers the approximate southern half of the deposit, which includes the full ore reserve and an unquantified portion of the additional resource.

2.	Otto Bore Reserves at a cut-off grade of 0.5g/t gold.

Bulong / Myhree

The JORC resource for Bulong as at June 2023 are the following:

	Indicated			Inferred
Deposit	Kt	Au (g/t)	Au (oz)	Kt	Au (g/t)	Au (oz)
Myhree/Boundary Open Pit	903	2.7	78,000	300	1.8	17,000
Myhree/Boundary Underground	230	4.6	34,000	585	3.8	71,000
Other Open Pits	97.5	2.5	7,800	1,079.40	1.8	61,800
Other Underground	-	-	-	351.6	3.2	35,700
Total	1,230	3.0	120,000	2,316	2.5	185,000

Notes:

1.	All tonnages reported are dry metric tonnes.
2.	Data is rounded to thousands of tonnes and thousands of ounces gold. Discrepancies in totals may occur due to rounding.
3.	Resources have been reported as both open pit and underground with varying cut-offs
4.	Resources are reported inclusive of any Reserves

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The JORC reserves for Bulong as at June 2023 are the following:

	Proven			Probable			Total Reserve
Deposit	Kt	Au (g/t)	Au (oz)	Kt	Au (g/t)	Au (oz)	Kt	Au (g/t)	Au (oz)
Myhree Open Pit	-	-	-	545	2.4	46,000	545	2.4	46,000
Boundary Open Pit	-	-	-	120	1.5	6,000	120	1.5	6,000
Other Open Pits	-	-	-	2,623	1.7	141,000	2,623	1.7	141,000
Underground	-	-	-	437	3.6	50,000	437	3.6	50,000
Total	-	-	-	3,725	2.0	243,000	3,725	2.0	243,000

Notes:

1.	All tonnages reported are dry metric tonnes.
2.	Data is rounded to thousands of tonnes and thousands of ounces gold. Discrepancies in totals may occur due to rounding.
3.	Cut-off Grade:
a.	Open Pit – The Ore Reserves are based upon an internal cut-off grade greater than or equal to the break-even cut-off grade
b.	Underground - The Ore Reserves are based upon an internal cut-off grade greater than to the break-even cut-off grade
4.	The commodity price used for the Revenue calculations was AUD$2,300 per ounce
5.	The Ore Reserves are based upon a State Royalty of 2.5% and a refining charge of 0.2%

Castle Hill

The JORC ore reserves as at March 2024 are the following:

	Proven			Probable			Total Reserve
Deposit	Kt	Au (g/t)	Au (oz)	Kt	Au (g/t)	Au (oz)	Kt	Au (g/t)	Au (oz)
Castle Hill	-	-	-	14.8	0.89	425,00	14.8	0.89	425,00

Note: A Reserve gold price of A$2,200/ounce was used to calculate the Castle Hill open pit cut-off grade, as well as for the evaluation and selection of optimal mining pits/shapes.

DIVIDENDS

The Company declared and paid its first quarterly dividend on September 20, 2022. The Company pays its dividends in United States dollars. Subsequent to the initiation of the dividend program, the Company has declared and paid dividends as follows:

Declaration Date	Dividend Per Share	Record Date	Payment Date	Amount of Payment
November 6, 2024	$0.012	December 31, 2024	January 14, 2025	$607,905
August 7, 2024	$0.012	September 27, 2024	October 11, 2024	$607,059
May 8, 2024	$0.012	June 28, 2024	July 12, 2024	$602,883
March 7, 2024	$0.012	March 29, 2024	April 12, 2024	$601,462
November 8, 2023	$0.011	December 29, 2023	January 12, 2024	$549,836
August 10, 2023	$0.011	September 29, 2023	October 13, 2023	$536,761
May 10, 2023	$0.011	June 30, 2023	July 14, 2023	$529,672
March 13, 2023	$0.011	March 31, 2023	April 14, 2023	$496,396
November 14, 2022	$0.01	December 30, 2022	January 13, 2023	$447,583
September 20, 2022	$0.01	October 21, 2022	November 4, 2022	$445,940

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Any determination to pay any future quarterly dividends will remain at the discretion of the Company’s Board of Directors and will be made taking into account relevant factors, including but not limited to, the Company’s financial condition, capital allocation framework, profitability, cash flow, legal requirements, contractual restrictions and financing agreement covenants, including those under the Credit Facility, and other factors deemed relevant by the Board of Directors. See “Risk Factors – Dividend Policy”.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

Vox is authorized to issue an unlimited number of Common Shares. As at March 21, 2025, there were 50,754,138 Common Shares issued and outstanding. All rights and restrictions in respect of the Common Shares are set out in the Company’s notice of articles and the OBCA and its regulations. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the OBCA nor the constating documents of the Company impose restrictions on the transfer of Common Shares on the register of the Company, provided that the Company receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board of Directors from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or assessment by the Company. The OBCA and the Company’s articles provide that the rights and restrictions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The holders of the Common Shares are entitled to: (i) notice of and to attend any meetings of shareholders and shall have one vote per Common Share at any meeting of shareholders of the Company; (ii) dividends, if as and when declared by the Board of Directors; and (iii) upon liquidation, dissolution or winding up of the Company, on a pro rata basis, the net assets of the Company after payment of debts and other liabilities.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX and Nasdaq under the ticker symbol “VOXR”. The following table sets forth information relating to the monthly trading of the Common Shares on the TSX and Nasdaq for the financial year ended December 31, 2024.

	TSX				NASDAQ
	High	Low	Close	Volume	High	Low	Close	Volume
Period	(C$)	(C$)	(C$)	(Shares)	($)	($)	($)	(Shares)
January	2.90	2.55	2.55	93,403	2.04	1.85	1.85	850,903
February	2.69	2.26	2.46	137,015	1.95	1.67	1.78	1,083,082
March	2.85	2.48	2.82	199,060	2.07	1.78	2.03	1,595,410
April	2.90	2.71	2.80	979,536	2.14	1.92	2.01	1,881,958
May	3.38	2.63	3.05	551,022	2.42	1.90	2.19	5,229,301
June	3.78	2.95	3.78	509,178	2.74	2.13	2.74	5,427,282
July	4.13	3.45	4.01	300,478	3.01	2.49	2.95	5,616,879
August	4.13	3.45	3.73	172,545	2.96	2.50	2.76	5,159,220
September	4.07	3.45	4.07	396,290	3.01	2.52	3.00	4,162,675
October	4.44	4.00	4.12	279,975	3.22	2.89	2.94	3,550,582
November	4.31	3.42	3.69	161,273	2.96	2.42	2.64	5,221,062
December	3.80	3.23	3.34	128,480	2.70	2.23	2.31	2,758,766

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SECURITIES ISSUED

The following table sets forth information in respect of issuances of securities that are convertible or exchangeable into Common Shares during the financial year ended December 31, 2024.

Date Issued	Number of Securities Issued	Type of Securities Issued	Type of Transaction	Issuance Price Per Security	Exercise Price (if applicable)
19-Jan-2024	964,564	RSUs	RSU grant	$2.00	N/A
18-Apr-2024	3,884	RSUs	RSU grant	$2.02	N/A
12-Jun-2024	240,000	Stock Options	Stock option grant	N/A	C$4.16
18-Nov-2024	22,356	RSUs	RSU grant	$2.65	N/A

DIRECTORS AND OFFICERS

The following table sets forth the name, province or state and country of residence, the position held with the Company and period during which each director and the executive officer of the Company has served as a director and/or executive officer, the principal occupation, and the number and percentage of Common Shares beneficially owned by each director and executive officer of the Company as of March 21, 2025. The statement as to the Common Shares beneficially owned, controlled or directed, directly or indirectly, by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at the date hereof. All directors of the Company hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.

Name, Age, Position and Municipality of Residence	Principal Occupation	Date Appointed	Number and percentage of securities beneficially owned, or controlled or directed, directly or indirectly
Kyle Floyd(4)(5), 38 CEO & Director Colorado, USA	Chief Executive Officer	July 11, 2014	2,887,493 5.69%
Pascal Attard, 41 CFO & Director Ontario, Canada	Chief Financial Officer	December 1, 2019	128,220 0.25%
Spencer Cole, 38 Chief Investment Officer Ontario, Canada	Chief Investment Officer	March 27, 2020	620,436 1.22%
Riaan Esterhuizen, 55 EVP, Australia Perth, Australia	EVP, Australia	March 27, 2020	544,292 1.07%
Rob Sckalor(2)(3)(4)(5), 63 Director Florida, USA	President, Capital Instincts (January 2004 to present)	June 26, 2015	4,994,512(1) 9.84%
Alastair McIntyre(2)(3)(4)(5), 63 Director Ontario, Canada	CEO, Altiplano Metals Inc. (August 2019 to present), Previously, Senior Managing Director, Behre Dolbear Asia (Jan 2011 – March 2016)	May 8, 2020	27,190 0.05%
Donovan Pollitt(2)(3)(4)(5), 44 Director Ontario, Canada	President, Pollitt Mining	April 14, 2023	80,500 0.16%
Shannon McCrae(4)(5), 53 Director Ontario, Canada	Managing Director, Athena Geoscience (May 2019 to present)	May 30, 2024	7,452 0.01%

Notes:

(1)

Rob Sckalor’s Common Shares are held personally and through Rufus Dufus, LLC, CIUSVI 401K Plan, and through CIUSVI, LLC which he jointly controls with Scott Greenberg. Though CIUSVI, LLC, Rob Sckalor and another shareholder jointly control 1,656,841 Common Shares. For the purpose of the above, 50% of the Common Shares (being 828,421 Common Shares) held by CIUSVI, LLC have been allocated to Rob Sckalor. Mr. Sckalor also holds 148,712 Common Shares personally, controls 1,627,486 Common Shares through Rufus Dufus LLC, and indirectly controls 2,389,893 Common Shares through CIUSVI 401K Plan. To calculate the above figure the following formula was used: 148,712 + 1,627,486 + 2,389,893 + (1,656,841 * 0.5) = 4,994,512.

(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Investment Committee.
(5)	Member of the Environmental, Social, Governance, and Nominating Committee.

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As at the date hereof, the current directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control over, a total of 9,290,095 Common Shares, representing approximately 18.30% of the issued and outstanding Common Shares.

The principal occupations, businesses or employments of each of the Company’s directors and the senior executive officers within the past five years are disclosed in the brief biographies set out below.

Kyle Floyd, Chief Executive Officer, Chairman and Director

Mr. Floyd is the founder, Chairman and CEO of the Company. Mr. Floyd created the concept, built the team and raised the capital required to commence Vox’s operations as a metal royalty company. Mr. Floyd is responsible for general operational and strategic direction of the business. Prior to Vox, Mr. Floyd held the position of Vice President – Practice Lead of the global mining investment banking department at ROTH Capital Partners from 2007 to 2013. During his time at the company, Mr. Floyd led the international OTCQX and cross border listing advisory group and led business development execution on mining transactions, ultimately financing and advising nearly $1 billion over more than 60 transactions including M&A assignments, private placements of debt and equity, IPOs and follow-up offerings. Mr. Floyd holds a Bachelor of Business in Corporate Finance from the University of Washington and attended the Master of Science program in Mineral Economics from Colorado School of Mines.

Alastair McIntyre, Director

Mr. McIntyre is an accomplished metals and mining executive with senior management expertise through roles in the public markets, leading natural resources banks including Scotiabank, Natixis and Landsbanki (in Toronto, New York, Sydney, and Hong Kong) where he executed hundreds of structured deals in multiple currencies, metals, and products for metal producers and consumers in North and South America, Africa, Australia and Asia. In addition, Mr. McIntyre has held numerous capital market and technical advisory roles, including Senior Managing Director at Behre Dolbear Capital, responsible for providing support for numerous M&A transactions and IPO’s on the Hong Kong Stock Exchange (HKSE) and was lead commercial advisor to the HKSE in their acquisition of the London Metal Exchange. Prior to finance, Alastair held a senior role in gold refining at the Royal Canadian Mint and worked as an exploration and underground mine geologist in Atlantic Canada. Mr. McIntyre currently serves as President, Chief Executive Officer and director of Altiplano Metals Inc. Mr. McIntyre holds MAusIMM CP (Man) and P. Geo (Limited) professional accreditations and has earned a BSc (Geology) and a B. Comm. (Bus Admin and Economics) from Dalhousie University in Halifax.

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Rob Sckalor, Director

Mr. Sckalor is co-founder and President of Capital Instincts, where he oversees the company’s worldwide operations trading and investing in various European, Asian and North American equity markets. Mr. Sckalor is one of the founding investors of Vox and was extensively involved in its day-to-day business operations as a private company, including human resources management, capital raises and corporate governance. Mr. Sckalor has also been a director of Creedence Medical Systems, a private Delaware company based in Silicon Valley, since 2015. At Creedence Medical Systems, Mr. Sckalor has been instrumentally involved in multiple financings and serviced on the Audit Committee for the Board of Directors (the “Audit Committee”). In addition, from 2017 to 2019, Mr. Sckalor was also a director of Titan Minerals and was involved in multiple financings and the acquisition of Andina Resources by the company. Mr. Sckalor is also a Director of Best Bev LLC, a beverage packaging and bottling company; Wherehouse Beverage, a beverage brand company, CurENT Group, an entertainment services company and Nova, a concierge membership travel company. Prior to holding the aforementioned positions, Mr. Sckalor was the General Counsel and a Director at Liquid Capital Markets London from 2001 to 2003, where he helped build the company into the largest fixed income and derivative market maker in Europe; and previously acted as General Counsel to IDEAglobal, a Singapore and London based financial services company. Mr. Sckalor has served on numerous not for profit Boards over the last 30 years.

Donovan Pollitt, Director

Mr. Pollitt is a mining industry consultant with over 20 years of extensive technical and operations experience. He is currently the President of Pollitt Mining, a consultancy to mining companies, private equity and institutional investors. Previously, Mr. Pollitt was President and Chief Executive Officer at Wesdome Gold Mines Ltd. Mr. Pollitt holds a Bachelor of Applied Science degree in Mining Engineering from the University of Toronto, an MBA from MIT Sloan School of Management, is a Professional Engineer in Ontario and a CFA Charterholder.

Shannon McCrae, Director

Ms. McCrae, a Canadian, is a seasoned professional geologist and mining executive with more than 25 years of experience in the resources industry, having held senior executive positions at Barrick Gold and De Beers Canada. Her expertise spans from early-stage exploration activities, with a track record of driving economic discoveries, to mine sites in a number of leading mining jurisdictions. She also serves as a board member of Probe Gold, Fuerte Metals and Gold Fields and was previously a NED of Boart Longyear.  Ms. McCrae holds the P. Geo and ICD.D professional accreditations and earned a BSc (Geology) from Western University.

Pascal Attard, Chief Financial Officer and Corporate Secretary

Mr. Attard has served as the Chief Financial Officer of the Company since December 2019. Prior to Vox, Mr. Attard was the Chief Financial Officer of Delivra Corp. until November 2019, during which time he had a broad scope of authority, including executive guidance for finance, accounting, contracts, treasury, taxation, mergers and acquisitions and investor relations. Mr. Attard played a key role in successfully guiding Delivra Corp. through the sale of its business in July 2019. Mr. Attard joined Delivra Corp. in June 2015 and also held the positions of Vice-President of Finance and Corporate Controller over the course of his four-year tenure. Prior to Delivra Corp., Mr. Attard was the Corporate Controller for a junior mining company from March 2012 to March 2015. Mr. Attard also held a number of positions at McGovern Hurley LLP from 2006 to 2012, where he most recently served as Manager, Audit and Assurance. Mr. Attard graduated from Brock University in 2006 (Bachelor of Accounting, Honours) and acquired his Chartered Professional Accountant (CPA, CA) designation in 2009.

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Spencer Cole, Chief Investment Officer

Mr. Cole co-founded MRO, a specialist marketplace/brokerage for mineral royalties underpinned by developing the world’s largest proprietary royalty database, which was subsequently sold to SilverStream SEZC in 2019. While at MRO Mr. Cole was involved in over $1 billion of royalty transactions. In addition to co-founding MRO, Mr. Cole has spent over 10 years at BHP, South32 and UBS Investment Bank in a wide range of commercial and technical mining roles. At South32, Mr. Cole worked on the pre-feasibility study team at the Hermosa/Taylor zinc-lead-silver project in Arizona, as a Production Superintendent and acting Exploration Manager at the Boddington Bauxite Mine with accountability for a workforce of over 130 people and as a Business Improvement Manager across six operations in Australia and Colombia. At BHP, Mr. Cole worked in the Group Acquisitions & Divestments team, led a Scoping Study for the potential restart of the San Manuel copper mine in Arizona, was instrumental in returning the BHP royalty portfolio to good standing and was also involved with a number of royalty transactions including the demerger of South32 Royalty Investments Pty Ltd. Mr. Cole holds a Masters of Engineering (Mining Engineering) from Queen’s University in Kingston, Ontario and a Bachelor of Commerce from the University of Melbourne.

Riaan Esterhuizen, Executive Vice President, Australia

Mr. Esterhuizen co-founded and acted as the Principal Advisor of MRO, a specialist marketplace/brokerage for mineral royalties, which was subsequently sold to SilverStream SEZC in 2019. Prior to co-founding MRO, he spent 10 years (2004 to 2014) at BHP as an Exploration Project Manager and Global Commercial Manager, with commercial accountability and oversight for BHP’s worldwide exploration activities, including managing the company’s global exploration royalty portfolio and exploration mining rights, business development, joint ventures, acquisitions, divestments and contracts. During this tenure with BHP, Mr. Esterhuizen led the due diligence effort to return the royalty portfolio to good standing, uncovered substantial historical royalties payable to the company and managed the sale process to market the portfolio to investors. Mr. Esterhuizen also has extensive experience as a multi-commodity exploration geologist through previous roles across Southern, Central and West Africa with BHP, Rio Tinto, Randgold & Exploration and Gold Fields. Mr. Esterhuizen holds a Bachelor of Science (Hons, Geology) from the University of Johannesburg and a Bachelor of Commerce in Economics from the University of South Africa.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as otherwise disclosed, no director or executive officer of the Company, is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company that:

(i)

was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

Except as otherwise disclosed, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(i)

is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)

has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

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Except as otherwise disclosed, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(i)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest between the Company and any directors or officers of the Company, except that certain of the directors and officers serve as directors and officers of other public or private companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies.

The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests that they may have in any project or opportunity of the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is, from time to time, involved in legal proceedings of a nature considered normal to its business. Other than as noted below, the Company believes that none of the litigation in which it is currently involved or have been involved with during the period ended December 31, 2024, individually or in the aggregate, is material to its consolidated financial condition or results of operations.

Titan

SilverStream SEZC (“SilverStream”) filed a writ and statement of claim in the Supreme Court of Western Australia against Titan Minerals Limited (“Titan”) on February 23, 2024, along with an amended writ and statement of claim on March 28, 2024, in respect of the Jaw, Phoebe, Cart and Colossus exploration projects. SilverStream is seeking to enforce its rights to be issued replacement royalties and/or damages in respect of Titan’s failure to maintain certain mining concessions in Peru in accordance with various royalty deeds entered into between Titan and SilverStream in 2021. As at the date of this AIF, the proceeding is ongoing.

Aurenne

Vox Royalty Australia Pty Ltd. (“Vox Australia”) filed a writ and statement of claim in the Supreme Court of Western Australia against Aurenne MIT Pty Ltd (“Aurenne”) on November 8, 2024, in respect of the Mt Ida royalty asset. Vox Australia is seeking a court declaration regarding the unreasonable withholding of consent by Aurenne to certain transaction and assignment documentation. As of the date of this AIF, the proceeding is ongoing.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, none of the directors or executive officers of the Company, nor any person or company that beneficially owns, controls, or directs, directly or indirectly, more than 10% of any class or series of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Common Shares is Odyssey Trust Company, at its office at 702 – 67 Yonge Street, Toronto, ON, M5E 1J8.

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PROMOTER

Staff of OSC has notified the Company that it is of the view that Kyle Floyd is a promoter of the Company within the meaning of applicable securities laws. The Company has applied for and received an exemption from the requirement that Mr. Floyd execute a Certificate of Promoter in his individual capacity for the Company’s final base shelf prospectus dated February 13, 2025. As of the date of this AIF, Mr. Floyd owns directly 2,887,493 Common Shares which represent 5.69% of the Common Shares outstanding, 306,317 options and 528,775 restricted share units.

Mr. Floyd has not, as at the date of this AIF, or within 10 years prior to the date of this AIF, been a director, chief executive officer, or chief financial officer of any person or company, that: (a) was subject to an order that was issued while the promoter was acting in such capacity; or (b) was subject to an order that was issued after the promoter ceased to act in such capacity and which resulted from an event that occurred while the promoter was acting in such capacity.

Mr. Floyd has not, as at the date of this AIF, or within the 10 years prior to the date of this AIF, been a director or executive officer of any person or company that, while the promoter was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. Mr. Floyd has not within the 10 years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

MATERIAL CONTRACTS

The only material contracts entered into by the Company within the financial period ended December 31, 2024 or since such time or before such time that are still in effect, other than in the ordinary course of business, are (i) the RSPA to acquire the Wonmunna royalty dated May 26, 2022, and (ii) the credit agreement entered into with Bank of Montreal and BMO Capital Markets dated January 16, 2024 in the amount of $15 million, with an accordion feature which provides for an additional $10 million of borrowing capacity subject to certain conditions, as amended by the First Amending Agreement dated December 20, 2024.

INTERESTS OF EXPERTS

Timothy Strong, BSc (Hons) MBA ACSM MIMMM QMR R.Sci, Principal Geologist of Kangari Consulting LLC, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this AIF.

Mr. Strong is independent of the Company, and held either less than 1% of the outstanding Common Shares or no securities of the Company or of any associate or affiliate of the Company at the time of preparation of the respective reports and/or at the time of the preparation of the technical information contained in this AIF and did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company. Mr. Strong is not currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

Ernst & Young LLP, the auditor of the Company, is independent within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB).

AUDIT COMMITTEE

The Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The Audit Committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full Board of Directors of the Company.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company’s Board of Directors. A copy of the Audit Committee’s charter is attached hereto as Schedule “A” to this AIF.

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Composition of the Audit Committee

The current members of the Audit Committee are: Messrs. Rob Sckalor, Donovan Pollitt and Alastair McIntyre. In addition to being independent directors as described above, each member of the Audit Committee is considered “independent” and “financially literate” pursuant to NI 52-110.

NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of the member’s independent judgment. NI 52-110 also provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

See “Directors and Officers” above for a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Audit Committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any exemption from NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditor during the years ended December 31, 2024 and December 31, 2023 are set out in the table below.

Year Ended	Auditor	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees
December 31, 2024	Ernst & Young LLP	C$330,000	C$Nil	C$Nil	C$Nil
December 31, 2023	Ernst & Young LLP	C$389,000	C$Nil	C$23,115	C$Nil

Notes:

(1)

“Audit Fees” refers to the aggregate fees billed by the Company’s external auditor for audit services, including fees incurred in relation to quarterly reviews, review of securities filings, and statutory audits. Fees billed in both years include fees related to the consent and comfort letters provided in connection with prospectuses and related regulatory filings.

(2)

“Audit-Related Fees” refers to the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and not reported under Audit Fees.

(3)	“Tax Fees” are related to tax compliance, tax planning, tax advice services, the preparation of corporate tax returns and proposed transactions.

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OTHER COMMITTEES

Compensation Committee

The Compensation Committee is responsible for carrying out the Board’s oversight responsibility for (i) overseeing the Company’s human resources and compensation policies and processes, (ii) demonstrating to the Shareholders that the compensation of the directors of the Company who are also employees of the Company is recommended by directors who have no personal interest in the outcome of decisions of the Compensation Committee and who will have due regard to the interests of all of the Shareholders, (iii) ensuring that the strategic direction of the Company is reviewed annually, and (iv) ensuring that the Board and each of its committees carry out their respective functions in accordance with an appropriate process. With respect to compensation issues, the charter of the Compensation Committee provides that its responsibilities will include reviewing and making recommendations to the Board in respect of: (i) compensation policies and guidelines; (ii) management incentive and perquisite plans and any non-standard remuneration plans; (iii) senior management, executive and officer compensation; (iv) establishing and monitoring performance criteria for performance-based compensation for the Company’s senior executive officers; and (v) Board compensation matters, including compensation of both independent and non-independent members of the Board.

The Compensation Committee is comprised entirely of independent directors.

Investment Committee

The Investment Committee is responsible for: reviewing those proposed investment opportunities either identified by or formally submitted to the Investment Committee for consideration to ensure investment opportunities, meet the investment criteria established by the Board; assisting and advising on the terms of any investment; reviewing and recommending funding for investment opportunities; overseeing legal, technical and “know your client” due diligence on investment opportunities; identifying and managing potential conflicts of interest; making recommendations to the Board; and reviewing the performance and outlook of the Company’s portfolio of assets.

The Investment Committee is comprised of a super-majority of independent directors.

ESGN Committee

The charter of the ESGN Committee sets out that with respect to nomination and governance related matters the committee shall make such rules and regulations as may be necessary to carry out its responsibilities, which will include the following: (i) helping the Board to create and maintain an appropriate committee structure; (ii) assessing the skills, experience, and backgrounds necessary to effectively staff the Board and its committees; (iii) overseeing the development and updating of governance and ethics policies for the Company; (iv) providing oversight with respect to the Company’s policies and programs for environmental, social, governance and sustainability matters; (v) leading the Board in periodic assessments of the operation of the Board and its committees and the contributions of the members; and (vi) overseeing the development and monitoring of the implementation of corporate governance policies.

The ESGN Committee is comprised of a super-majority of independent directors.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under the Company’s SEDAR+ profile at www.sedarplus.ca or in the United States through EDGAR at the website of the SEC at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of Vox dated April 17, 2024. Such information for the year ended December 31, 2024 will be updated and contained in the Company’s management information circular required to be prepared and filed in connection with its annual meeting of shareholders, which is expected to be held on May 8, 2025.

Additional financial information is provided in the Company’s annual financial statements and MD&A for the year ended December 31, 2024, each of which is available under the Company’s profile at SEDAR+ at www.sedarplus.ca or the SEC at www.sec.gov.

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Schedule “A”

AUDIT COMMITTEE CHARTER

VOX ROYALTY CORP.

Audit Committee Charter

1. Introduction

The Audit Committee is a committee of the Board of Directors (the “Board”). The Committee shall oversee the accounting and financial reporting practices of the Resulting Issuer and the audits of the Resulting Issuer’s financial statements and exercise the responsibilities and duties set out in this Mandate.

2. Membership

Number of Members

The Audit Committee shall be composed of three or more members of the Board.

Independence of Members

A majority of the member of the Audit Committee must be independent. “Independent” shall have the meaning, as the context requires, given to it in National Instrument 52-110 Audit Committees, as may be amended from time to time.

Chair

At the time of the annual appointment of the members of the Audit Committee, the Board may appoint a Chair of the Audit Committee. If so appointed, the Chair shall be a member of the Audit Committee, preside over all Audit Committee meetings, coordinate the Audit Committee’s compliance with this Mandate, work with management to develop the Audit Committee’s annual work-plan and provide reports of the Audit Committee to the Board.

Financial Literacy of Members

At the time of his or her appointment to the Audit Committee, each member of the Audit Committee shall have, or shall acquire within a reasonable time following appointment to the Audit Committee, the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Term of Members

The members of the Audit Committee shall be appointed annually by the Board. Each member of the Audit Committee shall serve at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board. Unless a Chair is elected by the Board, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

3. Meetings

Number of Meetings

The Audit Committee may meet as many times per year as necessary to carry out its responsibilities.

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Quorum

No business may be transacted by the Audit Committee at a meeting unless a quorum of the Audit Committee is present. A majority of members of the Audit Committee shall constitute a quorum.

Calling of Meetings

The Chair, any member of the Audit Committee, the external auditors, the Chairman of the Board, the Chief Executive Officer or the Chief Financial Officer may call a meeting of the Audit Committee by notifying the Company’s General Counsel who will notify the members of the Audit Committee. The Chair shall chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a chair from their number for a meeting.

Minutes; Reporting to the Board

The Audit Committee shall maintain minutes or other records of meetings and activities of the Audit Committee in sufficient detail to convey the substance of all discussions held. Upon approval of the minutes by the Audit Committee, the minutes shall be circulated to the members of the Board. However, the Chair (or if no Chair is appointed, any member of the Audit Committee) may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board.

Attendance of Non-Members

The external auditors are entitled to attend and be heard at each Audit Committee meeting. In addition, the Audit Committee may invite to a meeting any officers or employees of the Company, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities. At least once per year, the Audit Committee shall meet with the internal auditor and management in separate sessions to discuss any matters that the Audit Committee or such individuals consider appropriate.

Meetings without Management

The Audit Committee may hold unscheduled or regularly scheduled meetings, or portions of meetings, at which management is not present.

Procedure

The procedures for calling, holding, conducting and adjourning meetings of the Audit Committee shall be the same as those applicable to meetings of the Board.

Access to Management

The Audit Committee shall have unrestricted access to the Company’s management and employees and the books and records of the Company.

4. Duties and Responsibilities

The Audit Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Audit Committee by the Board and that the Board is authorized to delegate by applicable laws and regulations. In addition to these functions and responsibilities, the Audit Committee shall perform the duties required of an audit committee by any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time (collectively, the “Applicable Requirements”).

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Financial Reports

(a) General

The Audit Committee is responsible for overseeing the Company’s financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Company. The auditors are responsible for auditing the Company’s annual consolidated financial statements and for reviewing the Company’s unaudited interim financial statements.

(b) Review of Annual Financial Reports

The Audit Committee shall review the annual consolidated audited financial statements of the Company, the auditors’ report thereon and the related management’s discussion and analysis of the Company’s financial condition and results of operation (“MD&A”). After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A.

(c) Review of Interim Financial Reports

The Audit Committee shall review the interim consolidated financial statements of the Company, the auditors’ review report thereon and the related MD&A. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the interim financial statements and the related MD&A.

(d) Review Considerations

In conducting its review of the annual financial statements or the interim financial statements, the Audit Committee shall:

(i)	meet with management and the auditors to discuss the financial statements and MD&A;

(ii)	review the disclosures in the financial statements;

(iii)	review the audit report or review report prepared by the auditors;

(iv)	discuss with management, the auditors and legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the financial statements;

(v)	review the accounting policies followed and critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;

(vi)

review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management, including requirements relating to complex or unusual transactions, significant changes to accounting principles and alternative treatments under IFRS;

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(vii)	review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;

(viii)	review management’s report on the effectiveness of internal controls over financial reporting;

(ix)	review the factors identified by management as factors that may affect future financial results;

(x)	review results of the Company’s audit committee whistleblower program; and

(xi)

review any other matters, related to the financial statements, that are brought forward by the auditors, management or which are required to be communicated to the Audit Committee under accounting policies, auditing standards or Applicable Requirements.

(e) Approval of Other Financial Disclosures

The Audit Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering document of the Company, press releases disclosing, or based upon, financial results of the Company and any other material financial disclosure, including financial guidance provided to analysts, rating agencies or otherwise publicly disseminated.

(f) Periodical Review of Procedures

The Audit Committee shall assess the adequacy of the procedures set out in (d) and (e) above on an annual basis and shall make recommendation to the Board with respect to any necessary amendments to this Audit Committee Charter.

Auditors

(a) General

The Audit Committee shall be responsible for oversight of the work of the auditors, including the auditors’ work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work.

(b) Nomination and Compensation

The Audit Committee shall review and, if advisable, select and recommend for Board approval the external auditors to be nominated and the compensation of such external auditor. The Audit Committee shall have ultimate authority to approve all audit engagement terms and fees, including the auditors’ audit plan.

(c) Resolution of Disagreements

The Audit Committee shall resolve any disagreements between management and the auditors as to financial reporting matters brought to its attention.

(d) Discussions with Auditors

At least annually, the Audit Committee shall discuss with the auditors such matters as are required by applicable auditing standards to be discussed by the auditors with the Audit Committee.

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(e) Audit Plan

At least annually, the Audit Committee shall review a summary of the auditors’ annual audit plan. The Audit Committee shall consider and review with the auditors any material changes to the scope of the plan.

(f) Quarterly Review Report

The Audit Committee shall review a report prepared by the auditors in respect of each of the interim financial statements of the Company.

(g) Independence of Auditors

At least annually, and before the auditors issue their report on the annual financial statements, the Audit Committee shall obtain from the auditors a formal written statement describing all relationships between the auditors and the Company; discuss with the auditors any disclosed relationships or services that may affect the objectivity and independence of the auditors; and obtain written confirmation from the auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which the auditors belong and other Applicable Requirements. The Audit Committee shall take appropriate action to oversee the independence of the auditors.

(h) Evaluation and Rotation of Lead Partner

At least annually, the Audit Committee shall review the qualifications and performance of the lead partner(s) of the auditors and determine whether it is appropriate to adopt or continue a policy of rotating lead partners of the external auditors.

(i) Requirement for Pre-Approval of Non-Audit Services

The Audit Committee shall approve in advance any retainer of the auditors to perform any non-audit service to the Company that it deems advisable in accordance with Applicable Requirements and Board approved policies and procedures. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

(j) Approval of Hiring Policies

The Audit Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(k) Communication with Internal Auditor

The internal auditor, when appointed, shall report regularly to the Committee. The Committee shall review with the internal auditor any problem or difficulty the internal auditor may have encountered including, without limitation, any restrictions on the scope of activities or access to required information, and any significant reports to management prepared by the internal auditing department and management’s responses thereto.

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The Audit Committee shall periodically review and approve the mandate, plan, budget and staffing of the internal audit department. The Audit Committee shall direct management to make changes it deems advisable in respect of the internal audit function.

The Audit Committee shall review the appointment, performance and replacement of the senior internal auditing executive and the activities, organization structure and qualifications of the persons responsible for the internal audit function.

Financial Executives

The Audit Committee shall review and discuss with management the appointment of key financial executives and recommend qualified candidates to the Board, as appropriate.

Internal Controls

(a) General

The Audit Committee shall review the Company’s system of internal controls.

(b) Establishment, Review and Approval

The Audit Committee shall require management to implement and maintain appropriate systems of internal controls in accordance with Applicable Requirements, including internal controls over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Audit Committee shall consider and review with management and the auditors:

(i)

the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions;

(ii)	any significant changes in internal controls over financial reporting that are disclosed, or considered for disclosure, including those in the Company’s periodic regulatory filings;

(iii)	any material issues raised by any inquiry or investigation by the Company’s regulators;

(iv)

the Company’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose the Company to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting; and

(v)

any related significant issues and recommendations of the auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

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Compliance with Legal and Regulatory Requirements

The Audit Committee shall review reports from the Company’s General Counsel and other management members on: legal or compliance matters that may have a material impact on the Company; the effectiveness of the Company’s compliance policies; and any material communications received from regulators. The Audit Committee shall review management’s evaluation of and representations relating to compliance with specific applicable law and guidance, and management’s plans to remediate any deficiencies identified.

Audit Committee Whistleblower Procedures

The Audit Committee shall establish for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. Any such complaints or concerns that are received shall be reviewed by the Audit Committee and, if the Audit Committee determines that the matter requires further investigation, it will direct the Chair of the Audit Committee to engage outside advisors, as necessary or appropriate, to investigate the matter and will work with management and legal counsel to reach a satisfactory conclusion.

Audit Committee Disclosure

The Audit Committee shall prepare, review and approve any audit committee disclosures required by Applicable Requirements in the Company’s disclosure documents.

Delegation

The Audit Committee may, to the extent permissible by Applicable Requirements, designate a sub- committee to review any matter within this mandate as the Audit Committee deems appropriate.

5. Authority

The Audit Committee shall have the authority:

(a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)	to set and pay the compensation for any advisors employed by the Audit Committee; and

(c)	to communicate directly with the internal and external auditors.

6. No Rights Created

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Audit Committee, functions. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Articles of Association, it is not intended to establish any legally binding obligations.

7. Mandate Review

The Audit Committee shall review and update this Mandate annually and present it to the Board for approval where the Audit Committee recommends amendments to this Mandate.

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